Exhibit 99.2

UNDERWRITING AGREEMENT

May 19, 2020

Canaccord Genuity Corp.

Brookfield Place, TD Tower

181 Bay Street, Suite 3100, P.O. Box 516

Toronto, Ontario, M5J 2S1

Canaccord Genuity LLC

99 High Street

Boston, Massachusetts 02110

United States

Attention: Steve Winokur and Tom Pollard

Dear Sirs:

HEXO Corp., a corporation incorporated under the laws of Ontario (the “Company”), proposes to issue and sell, subject to the terms and conditions stated herein, to the several underwriters named in Schedule A hereto (the “Underwriters”) an aggregate of 55,600,000 units of the Company (the “Initial Units”) at the purchase price of $0.90 per Initial Unit (the “Purchase Price”) for aggregate proceeds of $50,040,000. Each Initial Unit shall be comprised of one common share of the Company (each an “Initial Share” and collectively, the “Initial Shares”) and one-half of one common share purchase warrant of the Company (each whole warrant, an “Initial Warrant” and collectively, the “Initial Warrants”). Each Initial Warrant will entitle the holder thereof to acquire one common share of the Company (each a “Warrant Share” and collectively, the “Warrant Shares”) at a price of $1.05 per Warrant Share, at any time until 5:00 p.m. (Eastern Time) on the date that is 60 months following the Closing Date (as defined below). The Warrants (as defined below) shall be created and issued pursuant to a warrant indenture (the “Warrant Indenture”) to be dated as of the Closing Date between the Company and TSX Trust Company, in its capacity as warrant agent thereunder. The Initial Units, Initial Shares and Initial Warrants shall have the material attributes described in and contemplated by the Registration Statement, the Pricing Prospectuses and the Prospectuses (each as defined below). Canaccord Genuity Corp. and Canaccord Genuity LLC are acting as lead underwriters (the “Lead Underwriters”) in connection with the offering and sale of the Initial Units contemplated herein (the “Offering”).

Upon and subject to the terms and conditions and in reliance upon the representations and warranties contained this amended and restated underwriting agreement (this “Agreement”), the Company hereby grants to the Underwriters, in the respective percentages set out in Schedule A hereto, an option (the “Over-Allotment Option”) to purchase up to 8,340,000 additional units of the Company (each an “Additional Unit” and collectively, the “Additional Units”) at the Purchase Price that is exercisable in whole or in part at any time and from time to time up to 5:00 p.m. (Eastern Time) on the date that is 30 days after the Closing Date. Each Additional Unit shall consist of one common share of the Company (each an “Additional Share” and collectively, the “Additional Shares”) and one-half of one common share purchase warrant of the Company (each whole warrant, an “Additional Warrant” and collectively, the “Additional Warrants”), with each Warrant having the same terms as the Initial Warrants. If the Lead Underwriters, on behalf of the Underwriters, elect to exercise the Over-Allotment Option, the Lead Underwriters shall notify the Company in writing not less than 48 hours prior to the Additional Closing Date (as defined herein), which notice shall specify the aggregate number of Additional Securities to be purchased by the Underwriters, the date on which such Additional Securities are to be purchased and the names and denominations in which the Additional Securities are to be registered (the “Over-Allotment Option Notice”). The Additional Closing Date may be the same as the Closing Date, but not earlier than the Closing Date.

Unless the context otherwise requires or unless otherwise specifically stated, all references in this Agreement to (i) the “Offering” shall be deemed to include the Over-Allotment Option, (ii) the “Units” shall mean, collectively, the Initial Units and the Additional Units, (iii) the “Shares” shall mean, collectively, the Initial Shares and the Additional Shares, (iv) the “Warrants” shall mean, collectively, the Initial Warrants and the Additional Warrants, and (v) the “Additional Securities” shall mean, collectively, the Additional Units, Additional Shares and Additional Warrants, as applicable.

The Company understands that the Underwriters propose to make a public offering of the Units in the United States and each of the provinces and territories of Canada, either directly or through their respective U.S. or Canadian broker-dealer affiliates upon the terms set forth in the Prospectuses as soon as the Underwriters deem advisable after this Agreement has been executed and delivered. Canaccord Genuity LLC and A.G.P. / Alliance Global Partners (collectively, the “Non-Canadian Underwriters” and each a “Non-Canadian Underwriter”) will not, directly or indirectly, solicit offers to purchase or sell Units in Canada.

Section	1 Representations and Warranties of the Company.

The Company represents and warrants to, and agrees with, each of the Underwriters that:

(a)

The Company is qualified to file a short form prospectus pursuant to the Shelf Procedures (as defined below) and has prepared and filed a preliminary short form base shelf prospectus (in both the English and French languages) dated November 9, 2018 (the “Canadian Preliminary Base Shelf Prospectus”), a final short form base shelf prospectus (in both the English and French languages) dated November 19, 2018 (the “Canadian Final Base Shelf Prospectus”) and an amended and restated short form base shelf prospectus (in both the English and French languages) dated December 14, 2018 (the “Amended and Restated Canadian Final Base Shelf Prospectus”) providing for the offer and sale, from time to time, of up to C$800,000,000 of the Company’s securities, with the Autorité des marchés financiers (Québec), as the principal regulator for the Company at the time of filing thereof pursuant to Multilateral Instrument 11-102 – Passport System (the “Reviewing Authority”) and the Canadian securities regulatory authorities in each of the Canadian Jurisdictions (as defined below) (collectively, the “Canadian Qualifying Authorities”); and the Reviewing Authority has issued a prospectus receipt under National Policy 11-202—Process for Prospectus Reviews in Multiple Jurisdictions (a “Decision Document”) for each of the Canadian Preliminary Base Shelf Prospectus, the Canadian Final Base Shelf Prospectus and the Amended and Restated Canadian Final Base Shelf Prospectus, which receipt also evidences that the Ontario Securities Commission has issued a receipt for each of such documents. Pursuant to Multilateral Instrument 11-102 – Passport System, a receipt for each of such documents is deemed to be issued by the regulator in each of the Canadian Jurisdictions other than the Province of Québec and the Province of Ontario if the conditions of such instrument have been satisfied. No order suspending or cease trading the distribution of any securities of the Company has been issued by any of the Canadian Qualifying Authorities and no proceedings for that purpose have been instituted or are pending or, to the knowledge of the Company, are contemplated by the Canadian Qualifying Authorities, and any request on the part of the Canadian Qualifying Authorities for additional information has been complied with.

The term “Canadian Jurisdictions” means each of the provinces and territories of Canada. The term “Canadian Base Prospectus” means the Amended and Restated Canadian Final Base Shelf Prospectus, including documents incorporated therein by reference, at the time the Reviewing Authority issued a Decision Document with respect thereto in accordance with the rules and procedures established under all applicable securities laws in each of the Canadian Jurisdictions and the respective regulations and rules under such laws together with applicable published policies, policy statements, instruments, blanket orders, blanket rulings and notices of the securities regulatory authorities in the Canadian Jurisdictions (“Canadian Securities Laws”), including National Instrument 44-101 – Short Form Prospectus Distributions (“NI 44- 101”) and National Instrument 44-102 – Shelf Distributions (together, the “Shelf Procedures”). The term “Canadian Pricing Prospectus” means the preliminary prospectus supplement (in both the English and French languages) (the “Canadian Preliminary Prospectus Supplement”) relating to the Offering, which excluded certain pricing information, filed with the Canadian Qualifying Authorities in accordance with the Shelf Procedures on May 19, 2020, together with the Canadian Base Prospectus, including all documents incorporated by reference therein as of the date of the Canadian Preliminary Prospectus Supplement. The term “Canadian Prospectus” means the prospectus supplement (in both the English and French languages) (the “Canadian Prospectus Supplement”) relating to the Offering, which includes the pricing information omitted from the Canadian Preliminary Prospectus Supplement, to be dated the date hereof and filed with the Canadian Qualifying Authorities in accordance with the Shelf Procedures, together with the Canadian Base Prospectus, including all documents incorporated by reference therein as of the date of the Canadian Prospectus Supplement.

All references in this Agreement to the Canadian Preliminary Base Shelf Prospectus, the Canadian Final Base Shelf Prospectus, the Amended and Restated Canadian Final Base Shelf Prospectus, the Canadian Preliminary Prospectus Supplement and the Canadian Prospectus Supplement, or any amendments or supplements to any of the foregoing, shall be deemed to include any copy thereof filed with the Canadian Qualifying Authorities pursuant to the System for Electronic Document Analysis and Retrieval (“SEDAR”).

(b)

The Company meets the general eligibility requirements for the use of Form F-10 under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and has prepared and filed with the U.S. Securities and Exchange Commission (the “Commission”) a registration statement under the Securities Act and the rules and regulations of the Commission (the “Rules and Regulations”) on Form F-10 (File No. 333-228924) on December 20, 2018, providing for the offer and sale, from time to time, of up to US$598,880,000 (C$800,000,000 based on the Bank of Canada daily exchange rate on December 13, 2018 of US$0.7486 per C$1.00) of the Company’s securities (the “Registration Statement”). The Registration Statement, including the Amended and Restated Canadian Final Base Shelf Prospectus (with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable Rules and Regulations) therein and all exhibits thereto and all documents incorporated by reference therein, became effective pursuant to Rule 467(a) under the Securities Act on December 20, 2018. In connection with the filing of the Registration Statement, the Company has filed with the Commission, on December 20, 2018, an appointment of agent for service of process upon the Company on Form F-X (“Form F-X”) under the Securities Act. The prospectus included in the Registration Statement at the time it became effective, including documents incorporated therein by reference, is referred to herein as the “U.S. Base Prospectus”. No stop order suspending the effectiveness of the Registration Statement has been issued under the Securities Act and no proceedings for that purpose have been instituted or are pending or, to the knowledge of the Company, are contemplated by the Commission and any request on the part of the Commission for additional information has been complied with. The Company was not an “ineligible issuer” (as defined in Rule 405 under the Securities Act) as of the eligibility determination date for purposes of Rules 164 and 433 under the Securities Act with respect to the Offering contemplated hereby.

The term “U.S. Pricing Prospectus” means the preliminary prospectus supplement (the “U.S. Preliminary Prospectus Supplement”) relating to the Offering, which excluded certain pricing information, filed with the Commission pursuant to General Instruction II.L. of Form F-10 on May 19, 2020, together with the U.S. Base Prospectus, including all documents incorporated therein by reference. The term “U.S. Prospectus” means the prospectus supplement (the “U.S. Prospectus Supplement”) relating to the Offering, which includes the pricing information omitted from the U.S. Preliminary Prospectus Supplement, to be dated the date hereof and filed with the Commission pursuant to General Instruction II.L. of Form F-10, together with the U.S. Base Prospectus, including all documents incorporated therein by reference.

Any “issuer free writing prospectus” (as defined in Rule 433 under the Securities Act) relating to the Units is hereafter referred to as an “Issuer Free Writing Prospectus”; and the U.S. Pricing Prospectus together with any Issuer Free Writing Prospectus (each as identified in Annex II hereto) and the information listed in Annex II hereto, are hereafter referred to collectively as the “Pricing Disclosure Package”. Any reference herein to the U.S. Base Prospectus, the U.S. Pricing Prospectus and the U.S. Prospectus shall be deemed to refer to and include the documents incorporated by reference therein as of the date of filing thereof; and any reference herein to any “amendment” or “supplement” with respect to any of the U.S. Base Prospectus, the U.S. Pricing Prospectus and the U.S. Prospectus shall be deemed to refer to and include (i) the filing of any document with the Commission incorporated or deemed to be incorporated therein by reference after the date of filing of such U.S. Base Prospectus, U.S. Pricing Prospectus or U.S. Prospectus and (ii) any such document so filed. As used herein, “Base Prospectuses” shall mean, collectively, the Canadian Base Prospectus and the U.S. Base Prospectus; “Pricing Prospectuses” shall mean, collectively, the Canadian Pricing Prospectus and the U.S. Pricing Prospectus; and “Prospectuses” shall mean, collectively, the Canadian Prospectus and the U.S. Prospectus.

All references in this Agreement to the Registration Statement, the U.S. Base Prospectus, the U.S. Pricing Prospectus or the U.S. Prospectus, or any Issuer Free Writing Prospectus, or any amendments or supplements to any of the foregoing, shall be deemed to include any copy thereof filed with the Commission pursuant to its Electronic Data Gathering, Analysis and Retrieval System (“EDGAR”).

(c)

The Canadian Base Prospectus and the Canadian Pricing Prospectus did, and the Canadian Prospectus (and any further amendments or supplements thereto) will, comply with the applicable requirements of Canadian Securities Laws; the Canadian Pricing Prospectus, as of the time of filing of the Canadian Preliminary Prospectus Supplement, did not, and the Canadian Prospectus (and any further amendments or supplements thereto) will not, as of the time of filing of the Canadian Prospectus Supplement and through the Closing Date and the Additional Closing Date (each as defined below), if any, include any misrepresentation within the meaning of applicable Canadian Securities Laws, and the Canadian Pricing Prospectus, as of the time of filing thereof, constituted, and the Canadian Prospectus (and any further amendments or supplements thereto) will, as of the time of filing thereof and through the Closing Date and the Additional Closing Date, if any, constitute, full, true and plain disclosure of all material facts relating to the Units and to the Company; provided, however, that this representation and warranty shall not apply to any information contained in or omitted from the Canadian Pricing Prospectus or the Canadian Prospectus or any amendment thereof or supplement thereto in reliance upon and in conformity with information furnished in writing to the Company by or on behalf of any Underwriter through the Lead Underwriters specifically for use therein. The parties hereto agree that such information provided by or on behalf of any Underwriter through the Lead Underwriters consists solely of the material referred to in Section 17 hereof.

(d)

The Registration Statement complies, and the U.S. Prospectus and any further amendments or supplements to the Registration Statement or the U.S. Prospectus will comply, with the applicable provisions of the Securities Act and the Rules and Regulations, and do not and will not, as of the applicable effective date as to each part of the Registration Statement and as of the applicable filing date as to the U.S. Prospectus and any amendment thereof or supplement thereto, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein not misleading, or not misleading in the light of the circumstances under which they were made; provided, however, that this representation and warranty shall not apply to any information contained in or omitted from Registration Statement or the U.S. Prospectus or any amendment thereof or supplement thereto in reliance upon and in conformity with information furnished in writing to the Company by or on behalf of any Underwriter through the Lead Underwriters specifically for use therein. The parties hereto agree that such information provided by or on behalf of any Underwriter through the Lead Underwriters consists solely of the material referred to in Section 17 hereof. The Form F-X conforms with the requirements of the Securities Act and the Rules and Regulations.

(e)

No order preventing or suspending the use of the U.S. Base Prospectus, the U.S. Pricing Prospectus or any Issuer Free Writing Prospectus has been issued by the Commission, and the U.S. Pricing Prospectus, at the time of filing thereof, complied with the applicable provisions of the Securities Act and the Rules and Regulations, and did not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, or not misleading in the light of the circumstances under which they were made; provided, however, that this representation and warranty shall not apply to any information contained in or omitted from the U.S. Pricing Prospectus in reliance upon and in conformity with information furnished in writing to the Company by or on behalf of any Underwriter through the Lead Underwriters specifically for use therein. The parties hereto agree that such information provided by or on behalf of any Underwriter through the Lead Underwriters consists solely of the material referred to in Section 17 hereof.

(f)

For purposes of this Agreement, the “Applicable Time” is 8:20 a.m. (Eastern Time) on the date of this Agreement. The Pricing Disclosure Package, as of the Applicable Time, did not, and from the Applicable Time through the Closing Date and the Additional Closing Date, if any, will not, contain an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein not misleading in the light of the circumstances under which they were made. Each Issuer Free Writing Prospectus complies with the applicable provisions of the Securities Act and the Rules and Regulations, and does not include information that conflicts with the information contained in the Registration Statement, the Pricing Prospectuses or the Prospectuses, and any Issuer Free Writing Prospectus, as supplemented by and taken together with the Pricing Disclosure Package as of the Applicable Time, did not contain an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein not misleading in light of the circumstances under which they were made. No representation or warranty is made in this Section 1(f) with respect to any information contained in or omitted from the Pricing Disclosure Package or any Issuer Free Writing Prospectus in reliance upon and in conformity with information furnished in writing to the Company by or on behalf of any Underwriter through the Lead Underwriters specifically for use therein. The parties hereto agree that such information provided by or on behalf of any Underwriter through the Lead Underwriters consists solely of the material referred to in Section 17 hereof.

(g)

Each document filed or to be filed with the Canadian Qualifying Authorities and incorporated, or deemed to be incorporated, by reference in the Canadian Prospectus complied, or will comply, when so filed, with the requirements of Canadian Securities Laws, and none of such documents contained, or will contain, at the time of its filing any misrepresentation within the meaning of applicable Canadian Securities Laws.

(h)	MNP LLP, who have audited the consolidated financial statements of the Company that are included or incorporated by reference in the Registration

Statement, the Pricing Prospectuses and the Prospectuses, and whose reports appear or are incorporated by reference in the Registration Statement, the Pricing Prospectuses and the Prospectuses, was independent as of the date of its resignation as auditors of the Company with respect to the Company as required by Canadian Securities Laws and the rules of professional conduct applicable to auditors in each of the provinces and territories of Canada and is an independent registered public accounting firm as required by the Securities Act, the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Rules and Regulations.

(i)

PricewaterhouseCoopers LLP is independent with respect to the Company as required by Canadian Securities Laws and the rules of professional conduct applicable to auditors in each of the provinces and territories of Canada and is an independent registered public accounting firm as required by the Securities Act and the Exchange Act and the Rules and Regulations.

(j)

The only subsidiaries of the Company (within the meaning of National Instrument 45-106 – Prospectus Exemptions), each of which is wholly-owned by the Company, are HEXO Operations Inc. and HEXO USA Inc. (each of the foregoing entities being referred to as a “Subsidiary”, and collectively, the “Subsidiaries”). Other than the Subsidiaries, neither the Company nor any Subsidiary has, directly or indirectly, any interest (whether equity, debt or otherwise) in any entity other than Belleville Complex Inc., Truss Limited Partnership, Truss GP Inc., Truss CBD USA LLC, Neal Up Brands Inc., Keystone Technologies Inc. and HEXO MED S.A. (each of the foregoing entities being referred to as a “Related Entity”, and collectively, the “Related Entities”) and Fire & Flower Inc., Fire & Flower Holdings Corp., Greentank Technologies Corp., Inner Spirit Holdings Ltd., Segra International Corp. and Weekend Holdings Corp. (each of the foregoing entities being referred to as an “Investment Entity”, and collectively, the “Investment Entities”).

(k)

Subsequent to the respective dates as of which information is given in the Registration Statement, the Pricing Prospectuses and the Prospectuses, except as disclosed in the Pricing Prospectuses and the Prospectuses, (i) the Company has not declared or paid any dividends, or made any other distribution of any kind, on or in respect of its share capital, (ii) there has not been any material change in the share capital or long-term or short-term debt of the Company, any Subsidiary or any Related Entity, (iii) neither the Company nor any Subsidiary nor any Related Entity has sustained any material loss or interference with its business or properties from fire, explosion, flood, hurricane, accident or other calamity, whether or not covered by insurance, or from any labor dispute or any legal or governmental proceeding, and (iv) there has not been any material adverse change or any development involving a prospective material adverse change, whether or not arising from transactions in the ordinary course of business, in or affecting the business, general affairs, management, condition (financial or otherwise), results of operations, shareholders’ equity, properties or prospects of the Company, the Subsidiaries and the Related Entities, taken as a whole. Since the date of the latest balance sheet included, or incorporated by reference, in the Registration Statement, the Pricing Prospectuses and the Prospectuses, neither the Company nor any Subsidiary nor any Related Entity has incurred or undertaken any liabilities or obligations, whether direct or indirect, liquidated or contingent, matured or unmatured, or entered into any transactions, including any acquisition or disposition of any business or asset, which are material to the Company, the Subsidiaries and the Related Entities, taken as a whole, except for liabilities, obligations and transactions which are disclosed in the Pricing Prospectuses and the Prospectuses.

(l)

Except as provided under the Credit Agreement, no Subsidiary is currently prohibited, directly or indirectly, from paying any dividends to the Company, from making any other distribution on such Subsidiary’s share capital, from repaying to the Company any loans or advances to such Subsidiary from the Company.

(m)

The Company has, as of the dates indicated in the Pricing Prospectuses and the Prospectuses, an authorized and outstanding capitalization as set forth in the Pricing Prospectuses and the Prospectuses, and all of the issued and outstanding shares of the Company are fully paid and non-assessable and have been duly and validly authorized and issued, in compliance with all applicable Canadian, United States and other securities laws and not in violation of or subject to any pre-emptive or similar right that entitles any person to acquire from the Company any common shares of the Company or other security of the Company or any security convertible into, or exercisable or exchangeable for, common shares of the Company or any other such security (any “Relevant Security”), except for such rights as may have been fully satisfied or waived prior to the date hereof. All of the issued shares of or other ownership interests in each Subsidiary and of the issued shares of or other ownership interests in each Related Entity that are owned by the Company have been duly and validly authorized and issued and are fully paid and non-assessable and (except as otherwise set forth in the Pricing Prospectuses and the Prospectuses or the Credit Agreement) are owned directly or indirectly by the Company free and clear of any lien, charge, mortgage, pledge, security interest, claim, or other encumbrance of any kind whatsoever (any “Lien”). Other than the shares or other equity interests in the Subsidiaries, the Related Entities and the Investment Entities, the Company does not have any equity interest, directly or indirectly, in any person; and no subsidiary of the Company other than the Subsidiaries disclosed in the Pricing Prospectuses and the Prospectuses is required to be disclosed in the Pricing Prospectuses and the Prospectuses in accordance with Form 44-101F1 or Form 51-102F2. “Credit Agreement” means the credit agreement dated as of February 14, 2019 among the Company, as borrower, the lenders from time to time party thereto, as lenders, Canadian Imperial Bank of Commerce, as Administrative Agent, Co-Lead Arranger and Sole Bookrunner, Bank of Montreal as Syndication Agent and Co-Lead Arranger, and Canadian Imperial Bank of Commerce, as Issuing Bank, as amended.

(n)	The Company has full power and authority (corporate or otherwise) to issue the Units and to perform its obligations hereunder.

(o)

On the applicable Closing Date, the Shares and the Warrants will have been duly and validly created, authorized, allotted and reserved for issuance and, at the applicable Closing Date, after payment of applicable consideration:

(i)	the Initial Shares and, if applicable, the Additional Shares will be duly and validly issued and outstanding as fully paid and non-assessable shares in the capital of the Company;

(ii)	the Initial Warrants and, if applicable, the Additional Warrants will be duly created and validly issued and outstanding as fully paid securities of the Company; and

(iii)

the Initial Shares and the Initial Warrants, and, if applicable, the Additional Shares and the Additional Warrants, will have been issued in compliance with all applicable Canadian, United States and other securities laws and will not have been issued in violation of or subject to any pre-emptive or similar right that entitles any person to acquire any Relevant Security from the Company except for such rights as may have been fully satisfied or waived prior to the date hereof;

(p)

On the Closing Date, the Warrant Shares will have been duly authorized, allotted and reserved for issuance, and, upon the proper exercise of the Warrants and payment of the exercise price therefor, will be validly issued and outstanding as fully paid and non-assessable common shares in the capital of the Company. The Warrant Shares will not have been issued in violation of or subject to any pre-emptive or similar right that entitles any person to acquire any Relevant Security from the Company except for such rights as may have been fully satisfied or waived prior to the date hereof;

(q)

The rights, privileges, restrictions, conditions and other terms attaching to the common shares of the Company, the Shares and the Warrants will, on the Closing Date and, if applicable, the Additional Closing Date, conform in all respects to the respective descriptions thereof contained in the Registration Statement, the Pricing Prospectuses and the Prospectuses.

(r)

The form of the certificates for the Shares, Warrants and Warrant Shares have been approved by the board of directors of the Company and adopted by the Company and comply with all applicable legal and securities exchange requirements and do not conflict with the Company’s by-laws or constating documents.

(s)

Except as disclosed in the Pricing Prospectuses and the Prospectuses, the Company has no outstanding warrants, options to purchase, or any pre-emptive rights or other rights to subscribe for or to purchase, or any contracts or commitments to issue or sell, any Relevant Security. Except as disclosed in the Pricing Prospectuses and the Prospectuses, no holder of any Relevant Security has any rights to require registration or qualification under the Securities Act or Canadian Securities Laws of any Relevant Security in connection with the offer and sale of the Units contemplated hereby.

(t)

Except as disclosed in the Pricing Prospectuses and the Prospectuses, there are no shareholders’ agreements, voting agreements, investors’ rights agreements or other agreements in force or effect which in any manner affects or will affect the voting or control of any of the securities of the Company, its Subsidiaries or the Related Entities, the nomination of directors to the board of the Company or the operations or affairs of the Company, its Subsidiaries or the Related Entities. For purposes of this Section 1(t), in the case of any Related Entity, any disclosure in the Pricing Prospectuses and the Prospectuses to the effect that the Related Entity is a joint venture or a partnership with another person shall be considered to constitute disclosure that there is or will be a shareholders’ agreement, voting agreement, investors’ rights agreement or other agreement which does affect or will affect the voting or control of securities of the Related Entity or the operations or affairs of the Related Entity.

(u)

Each of the Company, the Subsidiaries, the Related Entities and, to the knowledge of the Company, the Investment Entities has been duly organized and validly exists as a corporation or limited partnership (or the foreign equivalent thereof) in good standing under the laws of its jurisdiction of organization. Each of the Company, the Subsidiaries, the Related Entities and, to the knowledge of the Company, the Investment Entities is duly qualified to do business and is in good standing as a foreign or extra-provincial corporation, partnership or limited liability company (or the foreign equivalent thereof) in each jurisdiction in which the character or location of its properties (owned, leased or licensed) or the nature or conduct of its business makes such qualification necessary, except for those failures to be so qualified or in good standing which (individually and in the aggregate) would not have a Material Adverse Effect. The term “Material Adverse Effect” means an effect, change, event or occurrence that, alone or in conjunction with any other or others: (i) has or would reasonably be expected to have a material adverse effect on: (A) the business, general affairs, management, condition (financial or otherwise), results of operations, shareholders’ equity, properties or prospects of the Company and the Subsidiaries, taken as a whole, or (B) the ability of the Company to consummate the Offering or any other transaction contemplated by this Agreement, the Pricing Prospectuses or the Prospectuses, or (ii) would result in the Canadian Pricing Prospectus, the Canadian Prospectus or any amendment thereto containing a misrepresentation within the meaning of applicable Canadian Securities Laws.

(v)

There are no business relationships, contracts, documents, related party transactions or off balance sheet transactions or any other non-arm’s length transactions involving the Company, any Subsidiary or any Related Entity that are required to be disclosed that have not been disclosed in the Registration Statement, the Pricing Prospectuses or the Prospectuses or to be filed as exhibits thereto which have not been so filed as required.

(w)

Except where non-compliance does not have and would not have a Material Adverse Effect, each of the Company, the Subsidiaries, the Related Entities and, to the knowledge of the Company, the Investment Entities has conducted and is conducting its business or activities in compliance with all applicable laws, rules and regulations of each jurisdiction in which it carries on such business or activities, and neither the Company nor any Subsidiary nor any Related Entity nor, to the knowledge of the Company, any Investment Entity has received any notice of any alleged violation of any such laws, rules or regulations.

(x)

Each of the Company, the Subsidiaries, the Related Entities and, to the knowledge of the Company, the Investment Entities, has all requisite power, capacity and authority, and all necessary consents, approvals, authorizations, orders, registrations, qualifications, licenses, filings and permits of, with and from all judicial, regulatory and other legal or governmental agencies and bodies and all third parties, Canadian, U.S. or foreign, including without limitation, those administered by the Canadian federal Department of Health and any successor thereof (“Health Canada”) or any other governments, regulatory authorities, governmental departments, agencies, commissions, bureaus, officials, ministers, Crown corporations, courts, bodies, boards, tribunals, commercial registers or dispute settlement panels or other law, rule or regulation- making organizations or entities (“Governmental Authorities”) in Canada or any other country performing functions similar to those performed by Health Canada (collectively, the “Consents”), to own, lease and operate its properties and conduct its business as it is now being conducted or, except as disclosed in the Registration Statement, the Pricing Prospectuses and the Prospectuses, proposed to be conducted, in each case as disclosed in the Registration Statement, the Pricing Prospectuses and the Prospectuses, and each such Consent is valid, existing, in good standing and in full force and effect, except in each case as would not have a Material Adverse Effect. Neither the Company nor any Subsidiary nor any Related Entity nor, to the knowledge of the Company, any Investment Entity, has received notice of any investigation or proceedings which, if decided adversely to the Company, any such Subsidiary or Related Entity or Investment Entity, as the case may be, could reasonably be expected to result in, the revocation of, or imposition of a materially burdensome restriction on, any such Consent. The Company, each Subsidiary, each Related Entity and, to the knowledge of the Company, each of the Investment Entities are in compliance with the terms and conditions of all such Consents, except where the failure to so comply would not, individually or in the aggregate, have a Material Adverse Effect.

(y)	the Company has the requisite corporate power, authority and capacity to enter into this Agreement and the Warrant Indenture and to perform its obligations hereunder and thereunder;

(z)

this Agreement, the Warrant Indenture and the performance by the Company of its obligations hereunder and thereunder have been or will on the Closing Date be duly authorized by all necessary corporate action, and each of the Agreement and the Warrant Indenture has been or will be on the Closing Date duly executed and delivered by the Company and each constitutes or will on the Closing Date constitute a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as enforcement hereof and thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the rights of creditors generally and except as limited by the application of general equitable principles, including the limitation that rights of indemnity, contribution and waiver may be limited by applicable laws;

(aa)

There are no reports or information that in accordance with the requirements of Canadian Securities Laws must be made publicly available in connection with the Offering that have not been made publicly available as required; there are no documents required to be filed as of the date hereof with the Canadian Qualifying Authorities or with any other Canadian securities regulatory authority in connection with the Offering that have not been filed as required; and the Company has not filed any confidential material change reports or similar confidential report with any securities regulatory authority that is still maintained on a confidential basis.

(bb)

The issue and sale of the Units, the compliance by the Company with this Agreement and the consummation of the transactions herein contemplated do not and will not (i) conflict with or result in a breach or violation of any of the terms and provisions of, or constitute a default (or an event which with notice or lapse of time, or both, would constitute a default) under, or result in the creation or imposition of any Lien upon any property or assets of the Company, any Subsidiary or any Related Entity pursuant to, any indenture, mortgage, deed of trust, loan agreement or other agreement, instrument, franchise, license or permit to which the Company, any Subsidiary or any Related Entity is a party or by which the Company, any Subsidiary or any Related Entity or their respective properties, operations or assets may be bound or (ii) violate or conflict with any provision of the certificate or articles of incorporation, by-laws, certificate of formation, limited liability company agreement, partnership agreement or other organizational documents of the Company, any Subsidiary or any Related Entity, or (iii) violate or conflict with any statute, law, rule, regulation, ordinance, directive, judgment, decree or order of any judicial, regulatory or other legal or governmental agency or body, Canadian, U.S. or other, except (in the case of clauses (i) and (iii) above) as would not have a Material Adverse Effect.

(cc)

No Consent is required for the execution, delivery and performance of this Agreement or consummation of the transactions contemplated by this Agreement, except the registration under the Securities Act of the Units, the qualification of the distribution of the Units in the Canadian Jurisdictions as contemplated by this Agreement, necessary approvals of the Toronto Stock Exchange (the “TSX”) and the New York Stock Exchange (the “NYSE”) and any consents as may be required under state or foreign securities or blue sky laws, or the by-laws and rules of the Financial Industry Regulatory Authority (“FINRA”) in connection with the purchase and distribution of the Units by the Underwriters, each of which, other than with respect to the NYSE, has been obtained and is in full force and effect (on a conditional basis, in the case of the Consent of the TSX).

(dd)	The Company meets the requirements for use of Form F-10 under the Securities Act.

(ee)

Except as disclosed in the Registration Statement, the Pricing Prospectuses and the Prospectuses, there is no judicial, regulatory, arbitral or other legal or governmental proceeding, investigation or other litigation or arbitration, Canadian, United States or foreign, including any proceeding before Health Canada or any other Governmental Authority in Canada or any other country performing functions similar to those performed by Health Canada, in progress or pending to which the Company, any Subsidiary, any Related Entity or, to the knowledge of the Company, any Investment Entity is a party or of which any of their respective property, operations or assets is the subject which, individually or in the aggregate, if determined adversely to the Company, any Subsidiary, any Related Entity or any Investment Entity, as the case may be, would have a Material Adverse Effect, nor are there any matters under discussion outside of the ordinary course of business with any Governmental Authority relating to taxes, governmental charges, orders or assessments asserted by any such authority, and to the knowledge of the Company there are no facts or circumstances that would reasonably be expected to form the basis for any such litigation, governmental or other proceeding or investigation, taxes, governmental charges, orders or assessments; to the Company’s knowledge, no such proceeding, investigation, litigation or arbitration is threatened or contemplated; and the defense of all such proceedings, investigations, litigation and arbitrations against or involving the Company, any Subsidiary, any Related Entity or any Investment Entity would not have a Material Adverse Effect.

(ff)

The consolidated financial statements, including the notes thereto, included or incorporated by reference in the Registration Statement, the Pricing Prospectuses and the Prospectuses present fairly, in all material respects, the financial position as of the dates indicated and the cash flows and results of operations for the periods specified of the Company on a consolidated basis; said consolidated financial statements have been prepared in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. No other financial statements or supporting schedules are required to be included in the Registration Statement, the Pricing Prospectuses and the Prospectuses by Canadian Securities Laws, the Securities Act, the Exchange Act or the Rules and Regulations. The other financial and statistical information included or incorporated by reference in the Registration Statement, the Pricing Prospectuses and the Prospectuses, including the selected consolidated financial data set forth under the caption “Consolidated Capitalization” in the Pricing Prospectuses and the Prospectuses, present fairly the information included therein and have been prepared on a basis consistent with that of the financial statements that are included or incorporated by reference in the Registration Statement, the Pricing Prospectuses and the Prospectuses and the books and records of the Company.

(gg)

There has not been any reportable event (within the meaning of National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators) between the Company and its auditors.

(hh)

The statistical, industry-related and market-related data included in the Registration Statement, the Pricing Prospectuses and the Prospectuses are based on or derived from sources which the Company reasonably and in good faith believes are reliable and accurate, and such data agree with the sources from which they are derived. The Company has obtained the consent to the use of such data or information from such sources to the extent required.

(ii)

The common shares of the Company are registered pursuant to Section 12(b) of the Exchange Act. The common shares of the Company are listed on the TSX and on the NYSE, and the Company has taken no action designed to, or likely to have the effect of, terminating the registration of the common shares of the Company under the Exchange Act or de-listing the common shares of the Company from the TSX or the NYSE, nor, except as disclosed in the Prospectuses, has the Company received any notification that the Commission, the Canadian Qualifying Authorities, the TSX or the NYSE is contemplating terminating such registration or listing.

(jj)

The Company, the Subsidiaries and, to the knowledge of the Company, the Related Entities maintain a system of internal accounting controls sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain accountability for assets, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accounting for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences. Except as disclosed in the Registration Statement, the Pricing Prospectuses or the Prospectuses, the Company believes that the Company’s and the Subsidiaries’ internal control over financial reporting (as defined under the Exchange Act and Canadian Securities Laws) is effective and the Company and the Subsidiaries are not aware of, and have not been advised by their auditors of, any material weakness in their internal control over financial reporting.

(kk)

Since the date of the latest audited consolidated financial statements included or incorporated by reference in the Pricing Prospectuses and the Prospectuses there has been no change in the Company’s internal control over financial reporting that has materially adversely affected, or is reasonably likely to materially adversely affect, the Company’s internal control over financial reporting.

(ll)

The Company has established disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act and Canadian Securities Laws) for the Company and the Subsidiaries that comply with the requirements of the Exchange Act and Canadian Securities Laws, and designed such disclosure controls and procedures to ensure that information relating to the Company and its Subsidiaries is made known to the Company’s principal executive officer and principal financial officer by others within those entities. The Company has evaluated the effectiveness of its disclosure controls and procedures and presented, in the Company’s periodic reports filed on SEDAR and EDGAR, its conclusions about the effectiveness of the disclosure controls and procedures as of the dates indicated therein.

(mm)

There is and has been no failure on the part of the Company or any of its directors or officers, in their capacities as such, to comply with any provision of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith, including, without limitation, Section 402 related to loans and Sections 302 and 906 related to certifications.

(nn)

No director or officer, former director or officer, or shareholder or employee of, or any other person not dealing at arm’s length with, any of the Company or the Subsidiaries is engaged in any material transaction or arrangement with or is a party to a material contract with, or has any material indebtedness, liability or obligation to, the Company, any Subsidiary or any Related Entity, except as disclosed in the Registration Statement, the Pricing Prospectuses and the Prospectuses or for employment or consulting arrangements with employees or consultants or those serving as a director or officer of the Company, any Subsidiary or any Related Entity as described in the Registration Statement, the

Pricing Prospectuses and the Prospectuses or as otherwise disclosed in writing to the Underwriters.

(oo)

Neither the Company nor, to the Company’s knowledge, any of its affiliates (within the meaning of National Instrument 45-106 – Prospectus Exemptions and Rule 405 under the Securities Act) has taken, directly or indirectly, any action which constitutes or is designed to cause or result in, or which could reasonably be expected to constitute, cause or result in, the stabilization or manipulation of the price of any security to facilitate the sale or resale of the Units.

(pp)

Neither the Company nor, to the Company’s knowledge, any of its affiliates has, prior to the date hereof, made any offer or sale of any securities which could be “integrated” (within the meaning of the Securities Act and the Rules and Regulations) with the offer and sale of the Units pursuant to the Registration Statement.

(qq)

The statements set forth in the Base Prospectuses under the captions “Description of Securities”, “Share Structure”, “Regulatory Framework”, “Enforceability of Civil Liabilities” and “Risk Factors – PFIC Status”, in the Canadian Prospectus Supplement and the U.S. Prospectus Supplement under the captions “Certain Canadian Federal Income Tax Considerations”, “Certain U.S. Federal Income Tax Considerations”, “Enforceability of Civil Liabilities” and “Eligibility for Investment” and in the Registration Statement under “Part II – Indemnification of Directors and Officers”, insofar as such statements summarize legal matters, agreements, documents or proceedings discussed therein, are, in all material respects, accurate, complete and fair summaries of such legal matters, agreements, documents or proceedings.

(rr)

There is no franchise, contract or other document of a character required to be described in the Registration Statement, the Pricing Prospectuses or the Prospectuses, or to be filed as an exhibit thereto, which is not described or filed as required; insofar as such descriptions summarize legal matters, agreements, documents or proceedings discussed therein, such descriptions are, in all material respects, accurate and fair summaries of such legal matters, agreements, documents or proceedings.

(ss)

Except as disclosed in the Registration Statement, the Pricing Prospectuses and the Prospectuses, no acquisition has been made by the Company during its three most recently completed fiscal years that would be a significant acquisition for the purposes of Canadian Securities Laws or that would require the financial statement disclosure in respect of the acquired business for the purposes of Canadian Securities Laws, and no proposed acquisition by the Company has progressed to a state where a reasonable person would believe that the likelihood of the Company completing the acquisition is high and that: (i) if completed by the Company at the date of the Prospectuses, would be a significant acquisition for the purposes of Canadian Securities Laws, or (ii) would require the financial statement disclosure in respect of the acquired business for the purposes of Canadian Securities Laws.

(tt)	The Company is subject to the reporting requirements of Section 13 of the Exchange Act and files periodic reports with the Commission. All conditions for use of Form F-10 to register the Units under the Securities Act have been satisfied. The documents incorporated or deemed to be incorporated by reference in the Pricing Prospectuses and the Prospectuses, at the time they were or hereafter are filed with the Commission or the Canadian Qualifying Authorities, complied and will comply with the requirements of the Securities Act, the Exchange Act, the Rules and Regulations and Canadian Securities Laws and, when read together with the other information in the Pricing Prospectuses and the Prospectuses, as applicable, do not and will not contain an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein not misleading, in the light of the circumstances under which they were made.

(uu)

The Company is not and, after giving effect to application of the net proceeds of the Offering as described in the Pricing Prospectuses and the Prospectuses, will not be, an “investment company” under the Investment Company Act of 1940, as amended, and is not and will not be an entity “controlled” by an “investment company” within the meaning of such act.

(vv)

Except as disclosed in the Pricing Prospectuses and the Prospectuses, there are no contracts, agreements or understandings between the Company and any person that would give rise to a valid claim against the Company or any Underwriter for a brokerage commission, finder’s fee or other like payment in connection with the transactions contemplated by this Agreement or, to the Company’s knowledge, any arrangements, agreements, understandings, payments or issuance with respect to the Company or any of its officers, directors, shareholders, partners, employees, Subsidiaries or affiliates that may affect the Underwriters’ compensation as determined by FINRA.

(ww)

Neither the Company nor any Subsidiary nor any Related Entity (i) has any material lending or other relationship with any bank or lending affiliate of any of the Underwriters, except as disclosed in the Pricing Prospectuses and the Prospectuses, or (ii) intends to use any of the proceeds from the sale of the Units hereunder to repay any outstanding debt owed to any affiliate of any of the Underwriters.

(xx)

Except as disclosed in the Pricing Prospectuses and the Prospectuses, (i) each of the Company, the Subsidiaries and the Related Entities owns or leases all such properties as are necessary to the conduct of its business as presently operated and as proposed to be operated as described in the Pricing Prospectuses and the Prospectuses; (ii) each of the Company, the Subsidiaries and the Related Entities has good and marketable title to all real property and good and marketable title to all personal property owned by them, in each case free and clear of any and all Liens except such as are described in the Pricing Prospectuses and the Prospectuses, as provided in the Credit Agreement or such as do not (individually or in the aggregate) materially affect the value of such property or materially interfere with the use made or proposed to be made of such property by the Company, the Subsidiaries and the Related Entities; and any real property and buildings held under lease or sublease by the Company, the Subsidiaries and the Related Entities are held by them under valid, subsisting and enforceable leases with such exceptions as are not material to, and do not materially interfere with, the use made and proposed to be made of such property and buildings by the Company, the Subsidiaries and the Related Entities; and (iii) neither the Company nor any Subsidiary nor any Related Entity has received any notice or other communication of any claim adverse to its ownership of any real or personal property or of any claim against the continued possession of any real property, whether owned or held under lease or sublease by the Company, any Subsidiary or any Related Entity, except as would not have a Material Adverse Effect. Except for the sale of inventory in the ordinary course of business, no person has any contract or any right or privilege capable of becoming a right to purchase any property from the Company or any Subsidiary.

(yy)

Except for such matters as would not, individually or in the aggregate, have a Material Adverse Effect, neither the Company nor any Subsidiary nor any Related Entity is in default or breach of any real property lease, and neither the Company nor any Subsidiary nor any Related Entity has received any notice or other communication from the owner or manager of any real property leased by the Company, any Subsidiary or any Related Entity that the Company, such Subsidiary or any Related Entity is not in compliance with any real property lease, and to the knowledge of the Company, no such notice or other communication is pending or has been threatened.

(zz)

The Company’s, the Subsidiaries’, the Related Entities’ and, to the knowledge of the Company, the Investment Entities’ facilities and product research and development activities comply in all material respects with applicable good practices, processes, standards and procedures as required by Health Canada and any other Governmental Authority.

(aaa)

Neither the Company nor any Subsidiary nor any Related Entity nor, to the knowledge of the Company, any Investment Entity, has received any inspection report, notice of adverse finding, warning letter, untitled letter or other correspondence with or notice from Health Canada or any other federal, provincial, territorial, state, municipal, local or foreign governmental or regulatory authority or court or arbitrator in Canada or any other country, alleging or asserting noncompliance with any applicable laws or regulations, including, without limitation, the Cannabis Act R.S.C., c. 16, the Food and Drugs Act R.S.C. 1985, c. F-27 or the Controlled Drugs and Substances Act S.C. 1996, c. 19 or any provincial cannabis-related Act or Regulation, that has not been resolved by the Company, any Subsidiary, any Related Entity or any Investment Entity, as the case may be, or that otherwise would, singularly or in the aggregate, have a Material Adverse Effect. The Company, each Subsidiary, each Related Entity, any person acting on behalf of the Company, each Subsidiary and each Related Entity and, to the knowledge of the Company, each Investment Entity and any person acting on behalf of each Investment Entity, are and have been in material compliance with applicable health care, cannabis, privacy and personal health information laws and the regulations promulgated pursuant to such laws and all other federal, provincial, territorial, state, municipal, local or foreign laws, manual provisions, policies and administrative guidance relating to the regulation of the Company in Canada or any other country. Except as disclosed in the Pricing Prospectuses and the Prospectuses, neither the Company nor any Subsidiary nor any Related Entity nor, to the knowledge of the Company, any Investment Entity, has, either voluntarily or involuntarily, initiated, conducted or issued or caused to be initiated, conducted or issued, any recall, market withdrawal or replacement, safety alert, post- sale warning or other notice or action relating to the alleged safety or efficacy of any product or any alleged product defect or violation and there is no basis for any such notice or action.

(bbb)

Neither the Company nor any Subsidiary nor any Related Entity nor any Investment Entity nor, to the Company’s knowledge, any person acting on behalf of the Company, any Subsidiary, any Related Entity or any Investment Entity has cultivated, produced, processed, imported, sold or distributed, or has any current intention to cultivate, produce, process, import, sell or distribute, any cannabis or cannabinoid product or has otherwise engaged in or targeted or derived revenues or funds from, or has any current intention to otherwise engage in or target or derive (or reasonably expect to derive) revenues or funds from, any direct or indirect dealings or transactions in or to the United States of America, its territories and possessions, any state of the United States and the District of Columbia or any other federal, provincial, territorial, state, municipal, local or foreign jurisdiction where such activity is illegal. Neither the Company nor any Subsidiary nor any Related Entity has operated in or exported any cannabis or cannabinoid product to any jurisdiction except Canada and Greece. To the knowledge of the Company, the Investment Entities have not operated in or exported any cannabis or cannabinoid product to any jurisdiction except Canada. The Company, its Subsidiaries, the Related Entities and, and, to the knowledge of the Company, the Investment Entities have instituted and maintained and will continue to maintain policies and procedures reasonably designed to ensure that the Company, its Subsidiaries, the Related Entities and the Investment Entities do not carry on any activities in, or distribute any products to, any jurisdiction where such activities or products are not fully in compliance with all applicable federal, state, provincial or territorial laws.

(ccc)

Neither the Company nor any Subsidiary nor any Related Entity nor, to the knowledge of the Company, any Investment Entity, has engaged in, or will engage in, (i) any direct or indirect dealings or transactions in violation of U.S. federal or state criminal laws, including, without limitation, the Controlled Substances Act, the Racketeer Influenced and Corrupt Organizations Act, the Travel Act or any anti-money laundering statute, or (ii) any “aiding and abetting” in any violation of U.S. federal or state criminal laws. No action, suit or proceeding by or before any U.S. court or governmental agency, authority or body or any arbitrator involving the Company, any Subsidiary, any Related Entity or, to the knowledge of the Company, any Investment Entity, with respect to U.S. federal or state criminal laws is pending or threatened.

(ddd)

The Company, the Subsidiaries, the Related Entities and, to the knowledge of the Company, the Investment Entities are in compliance with all applicable federal, provincial, territorial, state, municipal, local and foreign laws, regulations, orders and decrees governing its business as prescribed by Health Canada, or any other federal, provincial, territorial, state, municipal, local or foreign agencies or bodies in Canada or any other country engaged in the regulation of cannabis, controlled drugs and substances or pharmaceuticals, except where noncompliance would not, singularly or in the aggregate, have a Material Adverse Effect.

(eee)

Except as otherwise disclosed by the Company in the Prospectuses in relation to its directors’ and officers’ liability insurance, the Company, the Subsidiaries and the Related Entities maintain insurance in such amounts and covering such risks as the Company reasonably considers adequate for the conduct of its business and the value of its properties and as is customary for companies engaged in similar businesses in similar industries, all of which insurance is in full force and effect, except where the failure to maintain such insurance would not have a Material Adverse Effect. There are no material claims by the Company, any Subsidiary or any Related Entity under any such policy or instrument as to which any insurance company is denying liability or defending under a reservation of rights clause. Except as otherwise disclosed by the Company in the Prospectuses in relation to its directors’ and officers’ liability insurance, the Company has no reason to believe that it will be unable to renew its existing insurance as and when such coverage expires or will be able to obtain replacement insurance adequate for the conduct of the business and the value of its properties at a cost that would not have a Material Adverse Effect.

(fff)

Each of the Company, the Subsidiaries and, to the knowledge of the Company, the Related Entities has accurately prepared and timely filed all U.S., Canadian and foreign tax returns that are required to be filed by it and has paid or made provision for the payment of all taxes, assessments, governmental or other similar charges with respect to the periods covered by such tax returns (whether or not such amounts are shown as due on any tax return). Each of the Company, the Subsidiaries and, to the knowledge of the Company, the Related Entities has paid all sales and use taxes and all taxes which the Company, any Subsidiary or any Related Entity is obligated to withhold from amounts owing to employees, creditors and third parties, except in any such case as would not have a Material Adverse Effect. No deficiency assessment with respect to a proposed adjustment of the Company’s, any Subsidiary’s or, to the knowledge of the Company, any Related Entity’s Canadian federal, provincial and territorial, U.S. federal and state, local or foreign taxes is pending or, to the best of the Company’s knowledge, threatened. The accruals and reserves on the books and records of the Company, the Subsidiaries and, to the knowledge of the Company, the Related Entities in respect of tax liabilities for any taxable period not finally determined are adequate to meet any assessments and related liabilities for any such period and, since the date of the most recent audited consolidated financial statements of the Company, the Company and the Subsidiaries have not incurred any liability for taxes other than in the ordinary course of their business. There is no tax lien, whether imposed by any U.S., Canadian or other taxing authority, outstanding against the assets, properties or business of the Company, any Subsidiary or, to the knowledge of the Company, any Related Entity.

(ggg)

There are no transfer taxes or other similar fees or charges under Canadian or U.S. federal law or the laws of any state, province, territory or any political subdivision thereof, required to be paid in connection with the execution and delivery of this Agreement or the issuance by the Company or sale by the Company of the Units.

(hhh)

No stamp duty, registration or documentary taxes, duties or similar charges are payable under the federal laws of Canada or the laws of any province or territory in connection with the creation, issuance, sale and delivery to the Underwriters of the Units or the authorization, execution, delivery and performance of this Agreement or the resale of Units by an Underwriter to U.S. residents.

(iii)

The Company does not expect to be a “passive foreign investment company” for U.S. federal income tax purposes within the meaning of Section 1297 of the United States Internal Revenue Code of 1986, as amended (the “Code”), for its current taxable year ending July 31, 2020 or for any foreseeable subsequent taxable year. The Company is not currently a “controlled foreign corporation” for U.S. federal income tax purposes within the meaning of Section 957 of the Code and does not expect to become a controlled foreign corporation in the foreseeable future.

(jjj)

No preclinical or clinical studies or trials have been conducted by or on behalf of the Company, any Subsidiary or any Related Entity in any jurisdiction, and neither the Company nor any Subsidiary nor any Related Entity has participated in any such preclinical or clinical study or trial or provided any study drug for a preclinical or clinical study or trial conducted by any other person.

(kkk)

Each of the Company, its Subsidiaries and, to the knowledge of the Company, the Related Entities is in compliance, in all material respects, with the provisions of all applicable federal, provincial, territorial, local and other laws and regulations respecting employment and employment practices, terms and conditions of employment and wages and hours. No labor disturbance by the employees of the Company, any Subsidiary or, to the knowledge of the Company, any Related Entity exists or, to the best of the Company’s knowledge, is imminent and the Company is not aware of any existing or imminent labor disturbances by the employees of any of its or any Subsidiary’s or any Related Entity’s principal suppliers, manufacturers, customers or contractors, which, in either case (individually or in the aggregate), would have a Material Adverse Effect. No union has been accredited or otherwise designated to represent any employees of the Company, any Subsidiary or, to the knowledge of the Company, any Related Entity and, to the knowledge of the Company, no accreditation request or other representation question is pending with respect to the employees of the Company, any Subsidiary or any Related Entity, and no collective agreement or collective bargaining agreement or modification thereof has expired or is in effect in any of the Company’s, any Subsidiary’s or any Related Entity’s facilities and none is currently being negotiated by the Company, any Subsidiary or any Related Entity.

(lll)

Except for such matters as would not, individually or in the aggregate, have a Material Adverse Effect, no existing supplier, distributor, service provider, manufacturer or contractor of the Company, any Subsidiary or, to the knowledge of the Company, any Related Entity has indicated that it intends to terminate its relationship with the Company, such Subsidiary or such Related Entity or that it will be unable to meet the Company’s, such Subsidiary’s or such Related Entity’s supply, distribution, service, manufacturing or contracting requirements.

(mmm)

Except for such matters as would not, individually or in the aggregate, have a Material Adverse Effect, (i) each of the Company, its Subsidiaries and, to the knowledge of the Company, the Related Entities owns all rights in or has obtained valid and enforceable licenses or other rights to use, the systems, recipes, know how (including trade secrets and other proprietary or confidential information), trade-marks (both registered and unregistered), trade names, patents, patent applications, inventions, copyrights and any other intellectual property (collectively, “Intellectual Property”) described in the Pricing Prospectuses and the Prospectuses as being owned or licensed by the Company or which are used for the conduct of the Company’s business as currently carried on and proposed to be carried on, free and clear of any Lien or other adverse claim or interest of any kind or nature affecting the assets of the Company; (ii) to the knowledge of the Company, there is no infringement by third parties of any Intellectual Property owned, licensed or commercialized by the Company; (iii) there is no action, suit, proceeding or claim pending or, to the knowledge of the Company, threatened by others challenging the Company’s rights in or to any Intellectual Property or the validity or scope of any Intellectual Property owned, licensed or commercialized by the Company, its Subsidiaries and the Related Entities, and the Company is unaware of any other fact which could form a reasonable basis for any such action, suit, proceeding or claim; (iv) to the Company’s knowledge, all trade secrets and other confidential proprietary information forming part of or in relation to the Intellectual Property being owned or licensed by the Company, any Subsidiary or any Related Entity is and remains confidential to the Company, such Subsidiary or such Related Entity, as the case may be.

(nnn)

The Company’s, its Subsidiaries’ and, to the knowledge of the Company, the Related Parties’ information technology assets and equipment, computers, systems, networks, hardware, software, websites, applications, and databases (collectively, “IT Systems”) operate and perform in all material respects as required in connection with the operation of the business of the Company, the Subsidiaries and the Related Entities as currently conducted. The Company, its Subsidiaries and, to the knowledge of the Company, the Related Parties maintain commercially reasonable controls, policies, procedures, and safeguards to maintain and protect their material confidential information and the integrity, continuous operation, redundancy and security of all IT Systems and all personal, personally identifiable, sensitive, confidential or regulated data (“Personal Data”) processed and stored thereon, and to the knowledge of the Company, there have been no breaches, incidents, violations, outages, compromises or unauthorized uses of or accesses to same, except for those that have been remedied without material cost or liability or the duty to notify any other person, nor any incidents under internal review or investigations relating to the same. The Company, its Subsidiaries and, to the knowledge of the Company, the Related Parties are presently in compliance in all material respects with all applicable laws or statutes and all applicable judgments, orders, rules and regulations of any court or arbitrator or governmental or regulatory authority, internal policies and contractual obligations relating to the privacy and security of IT Systems and Personal Data and to the protection of such IT Systems and Personal Data from unauthorized use, access, misappropriation or modification, except for any such noncompliance that would not have a Material Adverse Effect.

(ooo)

There has been no storage, generation, transportation, handling, use, treatment, disposal, discharge, emission, contamination, release or other activity involving any kind of hazardous, toxic or other wastes, pollutants, contaminants, petroleum products or other hazardous or toxic substances, chemicals or materials (“Hazardous Substances”) by, due to, on behalf of, or caused by the Company, any Subsidiary or, to the knowledge of the Company, any Related Entity (or, to the Company’s knowledge, any other entity for whose acts or omissions the Company is or may be liable) upon any property now or previously owned, operated, used or leased by the Company, any Subsidiary or any Related Entity, or upon any other property, which would be a violation of or give rise to any liability under any applicable law, rule, regulation, order, judgment, decree or permit, common law provision or other legally binding standard relating to pollution or protection of human health and the environment (“Environmental Law”), except for violations and liabilities which, individually or in the aggregate, would not have a Material Adverse Effect. There has been no disposal, discharge, emission contamination or other release of any kind at, onto or from any such property or into the environment surrounding any such property of any Hazardous Substances with respect to which the Company, any Subsidiary or, to the knowledge of the Company, any Related Entity has knowledge, except as would not, individually or in the aggregate, have a Material Adverse Effect. There is no pending or, to the best of the Company’s knowledge, threatened administrative, regulatory or judicial action, claim or notice of noncompliance or violation, investigation or proceedings relating to any Environmental Law against the Company, any Subsidiary or, to the knowledge of the Company, any Related Entity, except as would not, individually or in the aggregate, have a Material Adverse Effect. No property of the Company, any Subsidiary or, to the knowledge of the Company, any Related Entity is subject to any Lien under any Environmental Law. Except as disclosed in the Pricing Prospectuses and the Prospectuses, neither the Company nor any Subsidiary nor, to the knowledge of the Company, any Related Entity is subject to any order, decree, agreement or other individualized legal requirement related to any Environmental Law, which, in any case (individually or in the aggregate), would not have a Material Adverse Effect. The Company, its Subsidiaries and, to the knowledge of the Company, the Related Entities have all permits, authorizations and approvals required under any applicable Environmental Laws and are each in compliance with their requirements.

(ppp)	To the knowledge of the Company, there is no pending or contemplated change to any law, regulation or position of a Governmental Authority that would have a Material Adverse Effect.

(qqq)

In the ordinary course of its business, the Company periodically reviews the effect of Environmental Laws on the business, operations and properties of the Company, its Subsidiaries and the Related Entities, in the course of which it identifies and evaluates associated costs and liabilities (including, without limitation, any capital or operating expenditures required for clean-up, closure or remediation of properties or compliance with Environmental Laws, or any permit, license or approval, any related constraints on operating activities and any potential liabilities to third parties). On the basis of such review, the Company has reasonably concluded that such associated costs and liabilities would not, individually or in the aggregate, have a Material Adverse Effect.

(rrr)	None of the Company, any Subsidiary, any Related Entity, and, to the knowledge of the Company, any Investment Entity, any director or officer thereof or, to the knowledge of the Company, any agent, employee, affiliate or other person acting on behalf of the Company, any Subsidiary, any Related Entity or, to the knowledge of the Company, any Investment Entity, has at any time during the last five years (i) made any unlawful contribution to any candidate for non- United States office, or failed to disclose fully any such contribution in violation of law, or (ii) made any payment to any federal or state governmental officer or official, or other person charged with similar public or quasi-public duties, other than payments required or permitted by the laws of the United States or any jurisdiction thereof. The operations of the Company, each Subsidiary, each Related Entity and, to the knowledge of the Company, each Investment Entity, are and have been conducted at all times in compliance with applicable financial record-keeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) and the money laundering statutes of all other applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines issued, administered or enforced by any governmental agency (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company, any Subsidiary, any Related Entity or, to the knowledge of the Company, any Investment Entity with respect to the Money Laundering Laws is pending or, to the best knowledge of the Company, threatened.

(sss)

Neither the Company nor any Subsidiary nor any Related Entity nor, to the knowledge of the Company, any Investment Entity, nor any director or officer thereof nor, to the Company’s knowledge, any employee, agent, affiliate, representative or other person acting on behalf of the Company, any Subsidiary, any Related Entity or, to the knowledge of the Company, any Investment Entity, is an individual or entity (“Specified Person”) that is, or is 50% or more owned or controlled by a Specified Person that is: (i) the subject of any sanctions administered or enforced by the U.S. Department of Treasury’s Office of Foreign Assets Control, the United Nations Security Council, the European Union, Her Majesty’s Treasury, Global Affairs Canada or other relevant sanctions authority (collectively, “Sanctions”), nor (ii) located, organized or resident in a country or territory that is the subject of comprehensive economic Sanctions including, without limitation, Cuba, Iran, North Korea, Syria and the Crimea (each, a “Sanctioned Territory”).

(ttt)

The Company will not, directly or indirectly, use the proceeds of the Offering, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other person: (i) to fund or facilitate any unauthorized activities or business of or with any person that, at the time of such funding or facilitation, is the subject of Sanctions, or in any Sanctioned Territory; or (ii) in any other manner that will result in a violation of Sanctions by any person (including any person participating in the Offering, whether as underwriter, advisor, investor or otherwise).

(uuu)

For the past five years, the Company, its Subsidiaries, the Related Entities and, to the knowledge of the Company, the Investment Entities have not knowingly engaged in, are not now knowingly engaged in, and will not engage in, any direct or indirect dealings or transactions in violation of applicable Sanctions.

(vvv)

Neither the Company nor any Subsidiary nor any Related Entity nor, to the Company’s knowledge, any Investment Entity (i) is in violation of its certificate or articles of incorporation, by-laws, certificate of formation, limited liability company agreement, partnership agreement or other organizational documents, (ii) is in default under, and no event has occurred which, with notice or lapse of time or both, would constitute a default under or result in the creation or imposition of any Lien upon any property or assets of the Company, any Subsidiary or any Related Entity pursuant to, any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which it is a party or by which it is bound or to which any of its property or assets is subject, or (iii) is in violation of any statute, law, rule, regulation, ordinance, directive, judgment, decree or order of any judicial, regulatory or other legal or governmental agency or body, Canadian, U.S. or foreign, except (in the case of clauses (ii) and (iii) above) in any such case for violations or defaults that would not (individually or in the aggregate) have a Material Adverse Effect.

(www)

The Company has complied with the requirements of Rule 433 under the Securities Act with respect to each Issuer Free Writing Prospectus including, without limitation, all prospectus delivery, filing, record retention and legending requirements applicable to any such Issuer Free Writing Prospectus. The Company has not (i) distributed any offering material in connection with the Offering other than the Pricing Prospectuses, the Prospectuses and any Issuer Free Writing Prospectus set forth on Annex II hereto, or (ii) filed, referred to, approved, used or authorized the use of any “free writing prospectus” as defined in Rule 405 under the Securities Act with respect to the Offering or the Units, except for any Issuer Free Writing Prospectus set forth in Annex II hereto and any electronic road show previously approved by the Lead Underwriters.

(xxx)

The Company is a reporting issuer under the securities laws of each Canadian Jurisdiction that recognizes the concept of reporting issuer and is not on the list of defaulting reporting issuers maintained by the Canadian Qualifying Authority in each such Canadian Jurisdiction that maintains such a list.

(yyy)

TSX Trust Company at its principal offices in Toronto, Ontario is the duly appointed registrar and transfer agent of the Company with respect to its common shares, and Continental Stock Transfer & Trust Company at its principal office in New York, New York is the duly appointed U.S. co-transfer agent of the Company with respect to its common shares.

(zzz)

The minute books and corporate records of the Company, its Subsidiaries and, to the knowledge of the Company, the Related Entities are true and correct in all material respects and contain all minutes of all meetings and all resolutions of the directors (and any committees of such directors) and shareholders of the Company, its Subsidiaries and the Related Entities as at the date hereof and at the Closing Date will contain the minutes of all meetings and all resolutions of the directors (and any committees of such directors) and shareholders of the Company, its Subsidiaries and the Related Entities.

(aaaa)	The Company is, and upon completion of the transactions described herein, will be, a “foreign private issuer” within the meaning of Rule 3b-4 under the Exchange Act.

(bbbb)	The Company has a reasonable basis for disclosing all forward-looking information (as defined in NI 51-102) contained in the Pricing Prospectuses and the Prospectuses.

(cccc)

Each stock option granted under any stock option plan or other security based compensation plan of the Company (each, a “Stock Plan”) was granted with a per share exercise price no less than the fair market value per common share on the grant date of such option, determined in accordance with the rules of the TSX, and no such grant involved any “back-dating,” “forward-dating” or similar practice with respect to the effective date of such grant; each such option (i) was granted in compliance with applicable law and with the applicable Stock Plan(s), (ii) was duly approved by the board of directors (or a duly authorized committee thereof) of the Company or such Subsidiary, as applicable, and (iii) has been properly accounted for in the Company’s financial statements and disclosed, to the extent required, in the Company’s filings or submissions with the Commission and the Canadian Qualifying Authorities.

(dddd)

None of the Company, any Subsidiary, any Related Entity, and, to the knowledge of the Company, any Investment Entity, any director or officer thereof or, to the knowledge of the Company, any agent, employee, affiliate or other person acting on behalf of the Company, any Subsidiary, any Related Entity or, to the knowledge of the Company, any Investment Entity, is aware of or has taken any action, directly or indirectly, that would result in a violation by such persons of the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (the “FCPA”), the Corruption of Foreign Public Officials Act (Canada) (the “CFPOA”), or any applicable anti-corruption laws, rules, or regulation of Canada or any other jurisdiction in which the Company, any Subsidiary, any Related Entity or, to the knowledge of the Company, any Investment Entity conducts business, including, without limitation, making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA or the CFPOA and the Company, the Subsidiaries, the Related Entities, and, to the knowledge of the Company, its affiliates and the Investment Entities, have conducted their businesses in compliance with the FCPA and the CFPOA and have instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance therewith.

Any certificate signed by or on behalf of the Company and delivered to the Lead Underwriters or to Underwriters’ Counsel (as defined below) shall be deemed to be a representation and warranty by the Company to each Underwriter as to the matters covered thereby.

Section	2 Purchase, Sale and Delivery of the Units.

(a)

On the basis of the representations, warranties, covenants and agreements herein contained, but subject to the terms and conditions herein set forth, the Company agrees to issue and sell to each Underwriter and each Underwriter, severally and not jointly, agrees to purchase from the Company, at the purchase price set forth in Annex II hereto, the number of Initial Units set forth opposite their respective names on Schedule A hereto together with any additional number of Units which such Underwriter may become obligated to purchase pursuant to the provisions of Section 10 hereof. As compensation for the services rendered to the Company by the Underwriters in respect of the Offering, the Company will pay to the Underwriters a commission for Units sold to the Underwriters under this Agreement, including with respect to Units being subsequently sold to purchasers set forth in Schedule C hereto (the “President’s List Purchasers”), in each case as set forth in Annex II hereto. Such commission for the Initial Units is payable on the Closing Date (as defined below) and may be netted against payment from the Underwriters to the Company for the Initial Units, and such commission for the Additional Securities is payable on the Additional Closing Date (as defined below) and may be netted against payment from the Underwriters to the Company for the Additional Securities.

(b)

Payment of the purchase price for, and delivery of certificates or evidence of registration representing, the Initial Shares and Initial Warrants comprising the Initial Units shall be made at the offices of DLA Piper (Canada) LLP, 1 First Canadian Place, Suite 6000, Toronto, Ontario or at such other place as shall be agreed upon by the Lead Underwriters and the Company, at 8:00 a.m. (Eastern Time) on May 21, 2020, or such other time and date as the Lead Underwriters and the Company may agree upon in writing (such time and date of payment and delivery being herein called the “Closing Date”). Delivery of certificates for, or evidence of registration representing, the Initial Units shall be made to the Lead Underwriters through the facilities of CDS Clearing and Depository Services Inc. for the respective accounts of the several Underwriters against payment of the purchase price for the Initial Units by wire transfer in same day funds to or as directed in writing by the Company. Certificates for, or evidence of registration representing, the Initial Units shall be registered in such name or names and shall be in such denominations as the Lead Underwriters may request. If certificates are issued, the Company will permit the Lead Underwriters to examine and package such certificates for delivery at least one full business day prior to the Closing Date.

(c)

The Over-Allotment Option Notice shall set forth the aggregate number and type of securities as to which the Over-Allotment Option is being exercised and the date and time, as reasonably determined by the Lead Underwriters, when the Additional Securities are to be delivered (any such date and time being herein sometimes referred to as the “Additional Closing Date”); provided, however, that no Additional Closing Date shall occur earlier than the Closing Date or earlier than the second full business day after the date on which the option shall have been exercised nor later than the eighth full business day after the date on which the option shall have been exercised. Upon any exercise of the Over-Allotment Option as to all or any portion of the Additional Securities, each Underwriter, acting severally and not jointly, agrees to purchase from the Company, in the same proportion as the number of Initial Units sold to the Underwriters by the Company, the number of Additional Securities that bears the same proportion of the total number of Additional Securities then being purchased as the number of Initial Units set forth opposite the name of such Underwriter in Schedule A hereto (or such number increased as set forth in Section 10 hereof) bears to the total number of Initial Units that the Underwriters have agreed to purchase hereunder, subject, however, to such adjustments to eliminate fractional units as the Lead Underwriters in their sole discretion shall make.

(d)

Payment of the purchase price for, and delivery of certificates or evidence of registration representing, the Additional Shares and Additional Warrants comprising the Additional Securities shall be made at the office of DLA Piper (Canada) LLP, 1 First Canadian Place, Suite 6000, Toronto, Ontario, or at such other place as shall be agreed upon by the Lead Underwriters and the Company, at 8:00 a.m. (Eastern Time) on the Additional Closing Date, or such other time as shall be agreed upon by the Lead Underwriters and the Company. Delivery of certificates for, or evidence of registration representing, the Additional Securities shall be made to the Lead Underwriters through the facilities of CDS Clearing and Depository Services Inc. for the respective accounts of the several Underwriters against payment of the purchase price for the Additional Securities by wire transfer in same day funds to or as directed in writing by the Company, as applicable. Certificates for, or evidence of registration representing, the Additional Securities shall be registered in such name or names and shall be in such denominations as the Lead Underwriters may request. If certificates are issued, the Company will permit the Lead Underwriters to examine and package such certificates for delivery at least one full business day prior to the Additional Closing Date.

(e)

The Company acknowledges and agrees that (i) the terms of this Agreement and the Offering (including the price of the Units and commission with respect to the Units) were negotiated at arm’s length between sophisticated parties represented by counsel, (ii) the Underwriters’ obligations to the Company in respect of the Offering are set forth in this Agreement in their entirety and (iii) it has obtained such legal, tax, accounting and other advice as it deems appropriate with respect to this Agreement and the transactions contemplated hereby and any other activities undertaken in connection therewith, and it is not relying on the Underwriters with respect to any such matters.

(f)

The obligations of the Underwriters under this Section 2 are several and not joint or joint and several. No Underwriter will be liable for any act, omission, default or conduct by any other Underwriter.

Section 3 Offering.

Upon authorization of the release of the Initial Units by the Lead Underwriters, the Underwriters propose to offer the Units for sale to the public upon the terms and conditions set forth in the Prospectuses.

Section 4 Covenants of the Company.

In addition to the other covenants and agreements of the Company contained herein, the Company further covenants and agrees with each of the Underwriters that:

(a)

The Company will comply with the Shelf Procedures and General Instruction II.L of Form F-10 under the Securities Act. Prior to the later of the last date on which an Additional Closing Date, if any, may occur, and the termination of the Offering, the Company will not file any amendment to the Registration Statement or supplement or amendment to the Prospectuses unless the Company has furnished a copy to the Lead Underwriters and their legal counsel for their review prior to filing and will not file any such proposed amendment or supplement to which the Lead Underwriters reasonably object. The Company will cause the Prospectuses, prepared in accordance with all applicable requirements, and any supplement thereto to be filed, each in a form approved by the Lead Underwriters with the Canadian Qualifying Authorities in accordance with the Shelf Procedures (in the case of the Canadian Prospectus) and with the Commission pursuant to General Instruction II.L of Form F- 10 (in the case of the U.S. Prospectus) within the time period prescribed and will provide evidence satisfactory to the Lead Underwriters of such timely filings. The Company will promptly advise the Lead Underwriters (1) when the U.S. Prospectus and any supplement thereto shall have been filed with the Commission pursuant to General Instruction II.L of Form F-10, (2) when the Canadian Prospectus shall have been filed with the Canadian Qualifying Authorities pursuant to the Shelf Procedures, (3) when, prior to termination of the Offering, any amendment to the Registration Statement or the Canadian Prospectus shall have been filed or become effective or a Decision Document in respect of any such amendment has been issued, as the case may be, (4) of any request by the Canadian Qualifying Authorities or the Commission for any amendment of or supplement to the Canadian Prospectus, the Registration Statement or the U.S. Prospectus, as applicable, or for any additional information, (5) of the Company’s intention to file, or prepare any supplement or amendment to, the Registration Statement, the Prospectuses or any Issuer Free Writing Prospectus, (6) of the time when any amendment to the Canadian Prospectus has been filed with or receipted by the Reviewing Authority, or of the filing with or mailing or the delivery to the Commission for filing of any amendment of or supplement to the Registration Statement or the U.S. Prospectus, (7) of the issuance by the Canadian Qualifying Authorities or the Commission of any cease trade order or any stop order suspending the effectiveness of the Canadian Prospectus or the Registration Statement, as applicable, or any post-effective amendment thereto, or suspending the use of any Prospectuses or any Issuer Free Writing Prospectus or, in each case, of the initiation or threatening of any proceedings therefor, (8) of the receipt of any comments or communications from the Canadian Qualifying Authorities, the Commission or any other regulatory authority relating to the Prospectuses, the Registration Statement, or the listing of any securities of the Company on the TSX or the NYSE, and (9) of the receipt by the Company of any notification with respect to the suspension of the qualification of the Units for sale in any jurisdiction or the initiation or threatening of any proceeding for that purpose. If the Canadian Qualifying Authorities or the Commission shall propose or enter a cease trade order or a stop order at any time, the Company will use its reasonable best efforts to prevent the issuance of any such cease trade order or stop order and, if issued, to obtain the lifting of such order as soon as possible.

(b)

The Company will prepare and file with the Canadian Qualifying Authorities, promptly after the execution of this Agreement, and in any event no later than 5:30 p.m. (Eastern Time) on the date of this Agreement, and in conformity in all material respects with applicable Canadian Securities Laws, the Canadian Prospectus.

(c)

The Company will prepare and file with the Commission, promptly after the execution of this Agreement, and in any event no later than 5:30 p.m. (Eastern Time) on the date of this Agreement, the U.S. Prospectus.

(d)

At any time following the date of execution of this Agreement until the completion of the distribution of the Units for purposes of Canadian Securities Laws and the Securities Act and the applicable rules and regulations of the Commission thereunder, the Company will promptly inform the Underwriters in writing of the particulars of any actual, anticipated, threatened, or contemplated, material change, change in material fact, or other event or condition that could have been required to have been stated in the Prospectuses had that change, fact, event or condition arisen or been in effect on or prior to the date of the Prospectuses, and is of such a nature as could render any Prospectus misleading in the light of the circumstances or could result in it containing a misrepresentation within the meaning of applicable Canadian Securities Laws; the Company shall in good faith discuss with the Lead Underwriters any such change in material fact, event or condition (actual, anticipated, contemplated or threatened, financial or otherwise) which is of such a nature that there is reasonable doubt whether notice need be given under this Section 4(d).

(e)

If at any time when a prospectus relating to the Units (or, in lieu thereof, the notice referred to in Rule 173(a) under the Securities Act) is required to be delivered under the Securities Act, any event shall have occurred as a result of which the Canadian Pricing Prospectus, the Canadian Prospectus, the Pricing Disclosure Package (prior to the availability of the U.S. Prospectus) or the U.S. Prospectus as then amended or supplemented would, in the judgment of the Underwriters or the Company, include an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, or not misleading in the light of the circumstances existing at the time of delivery of such Canadian Pricing Prospectus, Canadian Prospectus, Pricing Disclosure Package or U.S. Prospectus (or, in lieu thereof, the notice referred to in Rule 173(a) under the Securities Act) to the purchaser, or if to comply with the applicable Canadian Securities Laws, the Securities Act, the Exchange Act or the Rules and Regulations it shall be necessary at any time to amend or supplement the Canadian Pricing Prospectus, the Canadian Prospectus, the Pricing Disclosure Package, the U.S. Prospectus or the Registration Statement, or to file any document incorporated by reference in the Canadian Pricing Prospectus, the Canadian Prospectus, the Registration Statement or the U.S. Prospectus or in any amendment thereof or supplement thereto, the Company will notify the Lead Underwriters promptly and prepare and file with the Canadian Qualifying Authorities and/or the Commission an appropriate amendment, supplement or document (in form and substance satisfactory to the Lead Underwriters) that will correct such statement or omission or effect such compliance, and will use its best efforts to have any amendment to the Registration Statement declared effective by the Commission as soon as possible.

(f)

The Company will not, without the prior consent of the Lead Underwriters, (i) make any offer relating to the Units that would constitute a “free writing prospectus” as defined in Rule 405 under the Securities Act, except for any Issuer Free Writing Prospectus set forth in Annex II hereto and any electronic road show previously approved by the Lead Underwriters, or (ii) file, refer to, approve, use or authorize the use of any “free writing prospectus” as defined in Rule 405 under the Securities Act with respect to the Offering or the Units. If at any time any event shall have occurred as a result of which any Issuer Free Writing Prospectus as then amended or supplemented would, in the judgment of the Underwriters or the Company, conflict with the information in the Registration Statement, the Pricing Prospectuses or the Prospectuses as then amended or supplemented or would, in the judgment of the Underwriters or the Company, include an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, or not misleading in the light of the circumstances existing at the time of delivery to the purchaser, or if to comply with the Securities Act or the Rules and Regulations it shall be necessary at any time to amend or supplement any Issuer Free Writing Prospectus, the Company will notify the Lead Underwriters promptly and, if requested by the Lead Underwriters, prepare and furnish without charge to each Underwriter an appropriate amendment or supplement (in form and substance satisfactory to the Lead Underwriters) that will correct such statement, omission or conflict or effect such compliance.

(g)

The Company has complied and will comply in all material respects with the requirements of Rule 433 with respect to each Issuer Free Writing Prospectus including, without limitation, all prospectus delivery, filing, record retention and legending requirements applicable to each such Issuer Free Writing Prospectus.

(h)

The Company will promptly deliver to each of the Underwriters conformed copies of the Canadian Prospectus (in both the English and French languages), signed and certified as required by Canadian Securities Laws in the Canadian Jurisdictions, a copy of any other document required to be filed by the Company in compliance with Canadian Securities Laws in connection with the Offering, a conformed copy of the Registration Statement, as initially filed and all amendments thereto, including all consents and exhibits filed therewith and a conformed copy of the Form F-X with respect to the Registration Statement. The Company will promptly deliver to each of the Underwriters such number of copies of the Pricing Prospectuses and Prospectuses (in both the English and French languages in the case of the Canadian Pricing Prospectus and the Canadian Prospectus) and the Registration Statement, all amendments of and supplements to such documents, if any, as the Underwriters may reasonably request. Prior to 9:00 a.m. (Eastern Time) on the business day next succeeding the date of this Agreement and from time to time thereafter, the Company will furnish the Underwriters with copies of the Prospectuses in Toronto, Ontario and on the second business day next succeeding the date of this Agreement in New York, New York, and from time to time thereafter, in Toronto, Ontario and New York, New York, in such quantities as the Underwriters may reasonably request.

(i)

Promptly from time to time, the Company will use its commercially reasonable efforts, in cooperation with the Lead Underwriters, to qualify the Units for offering and sale under the securities laws relating to the offering or sale of the Units of such jurisdictions, Canadian, U.S. or foreign, as the Lead Underwriters may designate and to maintain such qualification in effect for so long as required for the distribution thereof; except that in no event shall the Company be obligated in connection therewith to qualify to do business in any jurisdiction where it is not now so qualified or to take any action that would subject it to service of process in suits, other than those arising out of the offering or sale of the Units, in any jurisdiction where it is not now so subject or require registration of the Units or require the Company to file a prospectus in such jurisdiction or subject the Company to ongoing reporting requirements in such jurisdiction.

(j)

The Company will make generally available to its security holders as soon as practicable an earnings statement of the Company (which need not be audited) complying with Section 11(a) of the Securities Act.

(k)

During the period of 60 days from the Closing Date (the “Lock-Up Period”), without the prior written consent of the Lead Underwriters, the Company (i) will not, directly or indirectly, issue, offer, sell, agree to issue, offer or sell, solicit offers to purchase, grant any call option, warrant or other right to purchase, purchase any put option or other right to sell, pledge, borrow or otherwise dispose of any Relevant Security, or make any public announcement of any of the foregoing, (ii) will not establish or increase any “put equivalent position” or liquidate or decrease any “call equivalent position” (in each case within the meaning of Section 16 of the Exchange Act and the Rules and Regulations) with respect to any Relevant Security, and (iii) will not otherwise enter into any swap, derivative or other transaction or arrangement that transfers to another, in whole or in part, any economic consequence of ownership of a Relevant Security, whether or not such transaction is to be settled by delivery of Relevant Securities, other securities, cash or other consideration, other than the sale of the Shares and Warrants comprising the Units as contemplated by this Agreement and (i) the Company’s issuance of its common shares upon the exercise of currently outstanding options or other compensation based securities; (ii) the Company’s issuance of its common shares upon the exercise of currently outstanding warrants; (iii) the Company’s issuance of Warrant Shares upon the exercise of any Warrants comprising the Units; (iv) the grant and exercise of options under, or the issuance and sale of shares pursuant to, employee stock option plans or other security based compensation plans in effect on the date hereof, each as described in the Registration Statement, the Pricing Prospectuses and the Prospectuses; (v) the Company’s issuance to a vendor of its securities representing up to 10% of its outstanding common shares (including on an as-converted basis, if the securities are convertible or exchangeable into common shares) as of the date of any definitive agreement (as adjusted for share splits, share dividends and similar events) in connection with any arm’s length acquisitions; (vi) the Company’s issuance of the Conversion Shares and Conversion Warrants under the Early Conversion Option (all as defined in the Canadian Preliminary Prospectus Supplement), including the issuance of any Conversion Warrant Shares (as defined in the Canadian Preliminary Prospectus Supplement) upon exercise of the Conversion Warrants, or of its common shares upon the conversion of the balance of its currently outstanding Debentures (as defined in the Canadian Preliminary Prospectus Supplement) in accordance with their existing terms; and (viii) the Company’s issuance of its common shares under any “at-the-market” offering by the Company commenced after June 13, 2020. The Company will not qualify a prospectus under Canadian Securities Laws or file a registration statement under the Securities Act in connection with any transaction by the Company or any person that is prohibited pursuant to the foregoing, except for registration statements on Form S-8 relating to employee benefit plans. The Company will obtain an undertaking in substantially the form of Annex I hereto from each of its officers and directors listed on Schedule B attached hereto, not to engage in any of the aforementioned transactions on their own behalf.

(l)

During the period of one year from the effective date of the Registration Statement, the Company will furnish to you copies of all reports or other communications (financial or other) furnished to security holders or from time to time published or publicly disseminated by the Company, and will deliver to you as soon as they are available, copies of any reports, financial statements and proxy or information statements furnished to or filed with the Canadian Qualifying Authorities, the Commission, the TSX, the NYSE, or any other securities exchange on which any class of securities of the Company is listed; provided, however that, notwithstanding the foregoing, the Company shall have no obligation to provide under this Section 4(l): (x) any document or information required to be delivered pursuant to this paragraph that is made available on EDGAR or SEDAR; (y) any document or information that the Company believes, acting reasonably, not to be material; or (z) any document or information that the Company believes, acting reasonably, it is prohibited by applicable law from disclosing under the circumstances.

(m)

The Company will use its commercially reasonable best efforts to effect and maintain the listing of its common shares on the TSX and the NYSE (or such other top tier national securities exchange) for a period of at least three years from the date of this Agreement.

(n)	The Company will apply the net proceeds from the sale of the Units as set forth under the caption “Use of Proceeds” in the Pricing Prospectuses and the Prospectuses.

(o)

The Company will not take, and will cause its affiliates not to take, directly or indirectly, any action which constitutes or is designed to cause or result in, or which could reasonably be expected to constitute, cause or result in, the stabilization or manipulation of the price of any security to facilitate the sale or resale of the Units.

(p)

The Company shall provide the Lead Underwriters with a draft of any press release to be issued in connection with the Offering and will provide the Lead Underwriters and Underwriters’ Counsel sufficient time to comment thereon and will accept all reasonable comments of the Lead Underwriters and Underwriters’ Counsel on such press releases.

(q)

During the distribution of the Units: (i) the Company shall prepare, in consultation with the Lead Underwriters, any “marketing materials” (as such term is defined in National Instrument 41-101 – General Prospectus Requirements) (“NI 41-101”), including any template version thereof, to be provided to potential investors in the Units, and approve in writing any such marketing materials (including any template version thereof), as may reasonably be requested by the Underwriters, such marketing materials to comply with Canadian Securities Laws and to be acceptable in form and substance to the Company and the Underwriters and Underwriters’ Counsel, acting reasonably, and (ii) the Company shall: (A) file any such marketing materials (or any template version thereof) with the Canadian Qualifying Authorities as soon as reasonably practicable after such marketing materials are so approved in writing by the Company and the Lead Underwriters on behalf of the Underwriters, and in any event on or before the day the marketing materials are first provided to any potential investor of Units; and (B) remove or redact any comparables from any template version so filed, in compliance with NI 44-101, prior to filing such template version with the Canadian Qualifying Authorities (provided that a complete template version containing such comparables and any disclosure relating to the comparables, if any, shall be delivered to the Canadian Qualifying Authorities in compliance with NI 44-101 by the Company, and a copy thereof provided to the Underwriters as soon as practicable following such filing).

(r)

During the distribution of the Units, the Company will not provide any potential investor with any materials or information in relation to the distribution of the Units or the Company other than the Prospectuses and any amendments or supplements thereto in accordance with this Agreement, provided that: (A) any such materials that constitute marketing materials have been approved and filed in accordance with Section 4(q) hereof; and (B) any such materials that constitute “standard term sheets” have been approved in writing by the Company and the Lead Underwriters and are provided in compliance with Canadian Securities Laws.

(s)

Until the distribution of the Units is completed, the Company shall file all documents required to be filed with the Reviewing Authority under applicable Canadian Securities Laws; and during the period when the U.S. Prospectus is required to be delivered under the Securities Act: (i) to file promptly all documents required to be filed by the Company with the Commission pursuant to Section 13 or 15(d) of the Exchange Act; and (ii) to file as an exhibit to the Registration Statement, by means of a Report on Form 6-K or post-effective amendment to the Registration Statement, each document incorporated by reference in the Canadian prospectus and each document otherwise required to be filed as an exhibit to the Registration Statement by the Instructions to Form F-10 that is not already an exhibit to the Registration Statement.

(t)

Neither the Company nor any Subsidiary nor any Related Entity nor any director, officer, employee, agent or other person acting on behalf of the Company or any Subsidiary or Related Entity will cultivate, produce, process, import or distribute any cannabis or cannabinoid product or otherwise engage in or target or derive revenues or funds from any direct or indirect dealings or transactions in or to the United States of America, its territories and possessions, any state of the United States or the District of Columbia or any other country unless such activity is in full compliance with all federal and state or provincial laws applicable to such activity. The Company will notify the Lead Underwriters promptly if the Company, any Subsidiary, any Related Entity or any director, officer, employee, agent or other person acting on behalf of the Company, any Subsidiary or any Related Entity has received notice of any investigation or proceedings related to the matters set forth in this Section 4(t).

(u)	The Company will at all times take all necessary actions to promptly bring itself into compliance with any applicable U.S. federal laws that may be contravened by maintaining an ongoing investment in any Investment Entity as a result of any of its activities and to comply with the applicable TSX and NYSE policies, rules and regulations with respect to the cannabis sector, including but not limited to, if and when required by the applicable TSX or NYSE policies, rules and regulations or for compliance with the applicable U.S. federal laws, the prompt sale, transfer or disposal of the Company’s interest (whether equity, debt or otherwise) in any Investment Entity.

(v)

The Company will notify the Lead Underwriters promptly if, to the knowledge of the Company, any Investment Entity has received notice of any investigation or proceedings related to the matters set forth in Section 1(bbb) hereof.

Section 5 Covenants of the Underwriters.

In addition to the other covenants and agreements of the Underwriters contained herein, the Underwriters further covenant and agree with the Company that:

(a)

Each Underwriter, severally and not jointly, covenants and agrees with the Company that such Underwriter will not use or refer to any “free writing prospectus” (as defined in Rule 405 under the Securities Act) without the prior written consent of the Company, except for any Issuer Free Writing Prospectus set forth in Annex II hereto and any electronic road show previously approved by the Lead Underwriters. The Company and each Underwriter, severally and not jointly, agrees that any such free writing prospectus, the use of which has been consented to by the Company and the Underwriters, is listed in Annex II hereto.

(b)

Each Non-Canadian Underwriter covenants and agrees with the Company that it will only offer and sell Units outside of Canada and it will not, directly or indirectly, advertise or solicit offers to purchase or sell Units in Canada. For the avoidance of doubt, the Non-Canadian Underwriters are not acting as underwriters of the Units in the Canadian Jurisdictions.

(c)

During the distribution of the Units, the Lead Underwriters shall, on behalf of the Underwriters, approve in writing any such marketing materials, as contemplated by Canadian Securities Laws and shall not use any marketing materials until such time as the Company confirms in writing that the marketing materials have been approved by the Company.

(d)

Each Underwriter, on a several basis, covenants and agrees that, during the distribution of the Units, it will not provide any potential investor with any materials or information in relation to the distribution of the Units or the Company other than the Prospectuses and any amendments or supplements thereto in accordance with this Agreement, provided that: (A) any such materials that constitute marketing materials have been approved and filed in accordance with Section 5(c) hereof; and (B) any such materials that constitute “standard term sheets” have been approved in writing by the Company and the Lead Underwriters and are provided in compliance with Canadian Securities Laws.

(e)

Notwithstanding Section 5(c) and Section 5(d) hereof, following the approval and filing of a template version of marketing materials in accordance with Section 4(q) hereof, the Underwriters may provide a “limited-use version” (as such term is defined in NI 41-101) of such template version to potential investors in the Units in accordance with Canadian Securities Laws.

Section 6 Payment of Expenses.

(1)

Whether or not the transactions contemplated by this Agreement, the Registration Statement and the Prospectuses are consummated or this Agreement is terminated, the Company hereby agrees to pay all costs and expenses incident to the performance of its obligations hereunder, including the following:

(a)

all expenses in connection with the preparation, printing, translation and filing of the Registration Statement, the Canadian Base Prospectus, the Pricing Prospectuses, the Prospectuses, any Issuer Free Writing Prospectus and any and all amendments and supplements thereto and the mailing and delivering of copies thereof to the Underwriters and dealers;

(b)

the fees, disbursements and expenses of the Company’s counsel, accountants and translators in connection with the qualification of the Units under Canadian Securities Laws, the registration of the Units under the Securities Act and the Offering;

(c)

the cost of producing this Agreement and any agreement among the Underwriters, blue sky survey, closing documents and other instruments, agreements or documents (including any compilations thereof) in connection with the Offering;

(d)

all expenses in connection with the qualification of the Units for offering and sale under United States state securities, or “blue sky”, laws as provided in Section 4(i) hereof, including the reasonable fees and disbursements of counsel for the Underwriters in connection with such qualification and in connection with any blue sky survey;

(e)	the reasonable fees and disbursements of Underwriters’ Counsel in connection with compliance with the rules and regulations of FINRA in connection with the Offering;

(f)	all fees and expenses in connection with listing the Shares and Warrant Shares the on the TSX and the NYSE;

(g)	all fees and expenses in connection with any legal opinions relating to the issuance of Units in any province or territory of Canada;

(h)

all costs and expenses of the Company relating to investor presentations on any “road show” undertaken in connection with the marketing of the Offering, including, without limitation, expenses associated with the preparation or dissemination of any electronic road show, expenses associated with the production of road show slides and graphics, fees and expenses of any consultants engaged in connection with the road show presentations with the prior approval of the Company, travel and lodging expenses of the officers of the Company and such consultants; and

(i)	any transfer taxes incurred in connection with this Agreement or the Offering. The Company also will pay or cause to be paid:

(i)	the cost of preparing certificates, if any, representing the Shares, Warrants and Warrant Shares;

(ii)	the cost and charges of any transfer agent or registrar for the Shares, Warrants and Warrant Shares;

(iii)

the reasonable costs and expenses of the Underwriters, including the reasonable fees of Underwriters’ Counsel, any experts or consultants retained by them and other out of pocket expenses incurred by them in connection with the transactions contemplated by this Agreement and

(iv)

all other costs and expenses incident to the performance of its obligations hereunder which are not otherwise specifically provided for in this Section 6, in each case in accordance with and subject to the limitations set out in the Engagement Letter.

Section 7 Conditions of Underwriters’ Obligations.

(1)

The several obligations of the Underwriters to purchase and pay for the Initial Units and the Additional Securities, as provided herein, shall be subject to the accuracy of the representations and warranties of the Company herein contained, as of the date hereof and as of the Closing Date (for purposes of this Section 7, “Closing Date” shall refer to the Closing Date for the Initial Units and any Additional Closing Date, if different, for the Additional Securities), to the performance by the Company of all of its obligations hereunder, and to each of the following additional conditions:

(a)

The Canadian Prospectus shall have been filed with the Canadian Qualifying Authorities and the U.S. Prospectus shall have been filed with the Commission in a timely fashion in accordance with Section 4 hereof; no order of any securities commission, securities regulatory authority or securities exchange in Canada to cease distribution or trading of the Units, Shares, Warrants or Warrant Shares shall have been issued, and no proceedings for such purpose shall have been instituted or, to the knowledge of the Company, threatened; no stop order suspending the effectiveness of the Registration Statement or any post- effective amendment thereto, and no stop order suspending or preventing the use of the U.S. Pricing Prospectus, the U.S. Prospectus or any Issuer Free Writing Prospectus, shall have been issued by the Commission and no proceedings therefor shall have been initiated or, to the knowledge of the Company, threatened by the Commission; all requests for additional information on the part of the Canadian Qualifying Authorities or the Commission shall have been complied with to the Underwriters’ reasonable satisfaction; and all necessary regulatory or securities exchange approvals shall have been received.

(b)

At the Closing Date, the Underwriters shall have received the written opinion of DLA Piper (Canada) LLP, Canadian counsel for the Company, dated the Closing Date and addressed to the Underwriters, in form and substance satisfactory to the Underwriters.

(c)

At the Closing Date, the Underwriters shall have received the written opinion and negative assurance letter of DLA Piper LLP (US), United States counsel for the Company, dated the Closing Date and addressed to the Underwriters, in form and substance satisfactory to the Underwriters.

(d)

At the Closing Date, the Underwriters shall have received the negative assurance letter of Goodwin Procter LLP, the Underwriters’ United States counsel (together with Stikeman Elliott LLP, the “Underwriters’ Counsel”), dated the Closing Date and addressed to the Underwriters, in form and substance satisfactory to the Underwriters.

(e)

At the Closing Date, the Underwriters shall have received a certificate of the President and Chief Financial Officer of the Company, dated the Closing Date, in form and substance satisfactory to the Underwriters, as to the accuracy of the representations and warranties of the Company set forth in Section 1 hereof as of the date hereof and as of the Closing Date, as to the performance by the Company of all of its obligations hereunder to be performed at or prior to the Closing Date, and as to the matters set forth in subsections (a) and (i) of this Section 7.

(f)

At the time this Agreement is executed and at the Closing Date, the Underwriters shall have received a comfort letter from PricewaterhouseCoopers LLP, the independent auditor for the Company, in form customary for prospectus offerings of securities in Canada and registered offerings of securities in the United States dated as of the date of this Agreement and as of the Closing Date, respectively, and addressed to the Underwriters and their respective U.S. or Canadian affiliates, and in form and substance satisfactory to the Underwriters and Underwriters’ Counsel.

(g)

At the time this Agreement is executed and at the Closing Date, the Underwriters shall have received a comfort letter from MNP LLP, the former independent auditor for the Company, in form customary for prospectus offerings of securities in Canada and registered offerings of securities in the United States dated as of the date of this Agreement and as of the Closing Date, respectively, and addressed to the Underwriters and their respective U.S. or Canadian affiliates, and in form and substance satisfactory to the Underwriters and Underwriters’ Counsel.

(h)

At the time this Agreement is executed and at the Closing Date, the Underwriters shall have received comfort letters from KPMG LLP, the former independent auditor for Newstrike Brands Ltd., in form customary for prospectus offerings of securities in Canada and registered offerings of securities in the United States dated as of the date of this Agreement and as of the Closing Date, respectively, and addressed to the Underwriters and their respective U.S. or Canadian affiliates, and in form and substance satisfactory to the Underwriters and Underwriters’ Counsel.

(i)

Neither the Company nor any Subsidiary nor any Related Entity shall have sustained, since the date of the latest audited consolidated financial statements included or incorporated by reference in the Pricing Prospectuses and the Prospectuses, any material loss or interference with its business or properties from fire, explosion, flood, hurricane, accident, outbreak of contagious disease (including, without limitation, matters caused by, related to or resulting from COVID-19) or other calamity, whether or not covered by insurance, or from any labor dispute or any legal or governmental proceeding, other than as set forth in the Pricing Prospectuses and the Prospectuses (exclusive of any amendment or supplement thereto); and subsequent to the dates as of which information is given in the Registration Statement, the Pricing Prospectuses and the Prospectuses (exclusive of any amendment or supplement thereto), there shall not have been any change in the share capital or long-term or short-term debt of the Company, any Subsidiary any Related Entity or any change or any development involving a change, whether or not arising from transactions in the ordinary course of business, in the business, general affairs, management, condition (financial or otherwise), results of operations, shareholders’ equity, properties or prospects of the Company and the Subsidiaries, individually or taken as a whole, the effect of which, in any such case described above, is, in the judgment of the Lead Underwriters, so material and adverse as to make it impracticable or inadvisable to proceed with the Offering on the terms and in the manner contemplated in the Pricing Prospectuses and the Prospectuses (exclusive of any amendment or supplement thereto).

(j)

The Underwriters shall have received a duly executed lock-up agreement from each person who is a director or executive officer of the Company listed on Schedule B hereto, in each case substantially in the form attached hereto as Annex I.

(k)	At the Closing Date, the Shares shall have been conditionally approved for listing on the TSX and shall be approved for listing on the NYSE, subject to notice of issuance.

(l)	At the Closing Date, FINRA shall not have raised any objection with respect to the fairness and reasonableness of the underwriting terms and arrangements for the Offering.

(m)

Prior to the Closing Date, the Company shall have furnished to the Lead Underwriters satisfactory evidence of its due and valid authorization of CT Corporation System as its agent to receive service of process in the United States, and satisfactory evidence from CT Corporation System accepting its appointment as such agent.

(n)

The Underwriters shall have received appropriate legal opinions of the Company’s Québec counsel addressed to the Underwriters, in form and substance satisfactory to the Underwriters, dated and delivered on the date of the Canadian Price Prospectus and the Canadian Prospectus, as applicable, to the effect that, except for the financial statements of the Company (including the notes thereto and the auditors’ report thereon) included or incorporated by reference therein and certain other financial information contained or incorporated by reference in the Canadian Pricing Prospectus and the Canadian Prospectus (collectively, the “Financial Information”), the French language version of each of the Canadian Pricing Prospectus and the Canadian Prospectus (including the French language version of the documents incorporated by reference therein) is in all material respects a complete and proper translation of the English language versions thereof.

(o)

The Underwriters shall have received appropriate translation opinions of PricewaterhouseCoopers LLP and MNP LLP, addressed to the Underwriters, in form and substance satisfactory to the Underwriters, dated and delivered on the date of the Canadian Prospectus, to the effect that the French language version of the Financial Information is in all material respects a complete and proper translation of the English language version thereof.

(p)	The Company shall have furnished the Underwriters and Underwriters’ Counsel with such other certificates, opinions or other documents as they may have reasonably requested.

If any of the conditions specified in this Section 7 shall not have been fulfilled when and as required by this Agreement, or if any of the certificates, opinions, written statements or letters furnished to the Underwriters or to Underwriters’ Counsel pursuant to this Section 7 shall not be satisfactory in form and substance to the Lead Underwriters and Underwriters’ Counsel, all obligations of the Underwriters hereunder may be cancelled by the Lead Underwriters at, or at any time prior to, the Closing Date and the obligations of the Underwriters to purchase the Additional Securities may be cancelled by the Lead Underwriters at, or at any time prior to, the Additional Closing Date. Notice of such cancellation shall be given to the Company in writing or by telephone. Any such telephone notice shall be confirmed promptly thereafter in writing.

Section 8 Indemnification.

(a)

The Company shall indemnify and hold harmless each Underwriter, each of the officers, directors, partners, employees, agents and affiliates of each Underwriter and each other person, if any, who controls any Underwriter within the meaning of Section 12 of the Securities Act or Section 17 of the Exchange Act, against any and all losses, liabilities, claims, damages and expenses whatsoever as incurred (including but not limited to attorneys’ fees and any and all expenses whatsoever incurred in investigating, preparing or defending against any litigation, commenced or threatened, or any claim whatsoever, and any and all amounts paid in settlement of any claim or litigation), joint or several, to which they or any of them may become subject under Canadian Securities Laws, the Securities Act, the Exchange Act or otherwise, insofar as such losses, liabilities, claims, damages or expenses (or actions in respect thereof) arise out of or are based upon:

(i)

any untrue statement or alleged untrue statement of a material fact contained (A) in any Pricing Prospectus or Prospectus, as originally filed or in any supplement thereto or amendment thereof, in the Registration Statement, as originally filed or any amendment thereof, or in any Issuer Free Writing Prospectus, or in any “issuer information” (as defined in Rule 433(h)(2) under the Securities Act) filed or required to be filed pursuant to Rule 433(d) under the Securities Act, or (B) in any other materials or information provided to investors by, or with the approval of, the Company in connection with the Offering, including in any “road show” (as defined in Rule 433 under the Securities Act) for the Offering (“Marketing Materials”);

(ii)

the omission or alleged omission to state in any Pricing Prospectus or Prospectus, as originally filed or in any supplement thereto or amendment thereof, in the Registration Statement, as originally filed or any amendment thereof, or in any Issuer Free Writing Prospectus, or in any “issuer information” (as defined in Rule 433(h)(2) under the Securities Act) filed or required to be filed pursuant to Rule 433(d) under the Securities Act, or in any Marketing Materials, a material fact required to be stated therein or necessary to make the statements therein not misleading, or not misleading in the light of the circumstances under which they were made (in the case of any prospectus);

(iii)

the Company not complying with any requirement of Canadian Securities Laws or the Securities Act and the applicable rules and regulations of the Commission thereunder or securities exchange requirements in connection with the Offering;

(iv)	any breach by the Company of any representation, warranty or covenant contained in this Agreement; or

(v)

any order made or inquiry, investigation or proceeding commenced or threatened by any securities regulatory authority, securities exchange or by any competent authority which prevents or restricts the trading in or the sale of the Company’s securities or the distribution of the Units in any jurisdiction; provided, however, that in the cases of (i) and (ii) above, the Company will not be liable in any such case to the extent but only to the extent that any such loss, liability, claim, damage or expense arises out of or is based upon any such untrue statement or alleged untrue statement or omission or alleged omission made therein in reliance upon and in conformity with the written information furnished to the Company by or on behalf of any Underwriter through the Lead Underwriters expressly for use therein. The parties agree that such information provided by or on behalf of any Underwriter through the Lead Underwriters consists solely of the material referred to in Section 17 hereof. This indemnity agreement will be in addition to any liability which the Company may otherwise have, including but not limited to other liability under this Agreement.

(b)

Each Underwriter, severally and not jointly, shall indemnify and hold harmless the Company, each of the officers and directors of the Company and each other person, if any, who controls the Company within the meaning of Section 12 of the Securities Act or Section 17 of the Exchange Act, against any losses, liabilities, claims, damages and expenses whatsoever as incurred (including but not limited to attorneys’ fees and any and all expenses whatsoever incurred in investigating, preparing or defending against any litigation, commenced or threatened, or any claim whatsoever, and any and all amounts paid in settlement of any claim or litigation), joint or several, to which they or any of them may become subject under Canadian Securities Laws, the Securities Act, the Exchange Act or otherwise, insofar as such losses, liabilities, claims, damages or expenses (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of a material fact contained in any Pricing Prospectus or Prospectus, as originally filed or any amendment thereof or amendment thereto, or in the Registration Statement, as originally filed or any amendment thereof, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, or not misleading in the light of the circumstances under which they were made, in each case to the extent, but only to the extent, that any such loss, liability, claim, damage or expense arises out of or is based upon any such untrue statement or alleged untrue statement or omission or alleged omission made therein in reliance upon and in conformity with information furnished in writing to the Company by or on behalf of any Underwriter through the Lead Underwriters specifically for use therein; provided, however, that in no case shall any Underwriter be liable or responsible for any amount in excess of the underwriting commission applicable to the Units to be purchased by such Underwriter hereunder. The parties agree that such information provided by or on behalf of any Underwriter through the Lead Underwriters consists solely of the material referred to in Section 17 hereof.

(c)

Promptly after receipt by an indemnified party under subsection (a) or (b) above of notice of any claims or the commencement of any action, such indemnified party shall, if a claim in respect thereof is to be made against the indemnifying party under such subsection, notify each party against whom indemnification is to be sought in writing of the claim or the commencement thereof (but the failure to so notify an indemnifying party shall not relieve the indemnifying party from any liability which it may have under this Section 8, unless and to the extent such failure results in the forfeiture by the indemnifying party of substantial rights and defenses). In case any such claim or action is brought against any indemnified party, and it notifies an indemnifying party of the commencement thereof, the indemnifying party will be entitled to participate, at its own expense in the defense of such action, and to the extent it may elect by written notice delivered to the indemnified party promptly after receiving the aforesaid notice from such indemnified party, to assume the defense thereof with counsel satisfactory to such indemnified party acting reasonably; provided however, that counsel to the indemnifying party shall not (except with the written consent of the indemnified party) also be counsel to the indemnified party. Notwithstanding the foregoing, the indemnified party or parties shall have the right to employ its or their own counsel in any such case (including one local counsel in each relevant jurisdiction), but the fees and expenses of such counsel shall be at the expense of such indemnified party or parties unless (i) the employment of such counsel shall have been authorized in writing by one of the indemnifying parties in connection with the defense of such action, (ii) the indemnifying parties shall not have employed counsel to have charge of the defense of such action within a reasonable time after notice of commencement of the action, (iii) the named parties to any such action (including any impleaded parties) include both the indemnifying party and the indemnified party and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them; (iv) the indemnifying party does not diligently defend the action after assumption of the defense, or (v) such indemnified party or parties shall have reasonably concluded that there may be defenses available to it or them which are different from or additional to those available to one or all of the indemnifying parties (in which case the indemnifying parties shall not have the right to direct the defense of such action on behalf of the indemnified party or parties), in any of which events such fees and expenses shall be borne by the indemnifying parties. No indemnifying party shall, without the prior written consent of the indemnified parties, effect any settlement or compromise of, or consent to the entry of judgment with respect to, any pending or threatened claim, investigation, action or proceeding in respect of which indemnity or contribution may be or could have been sought by an indemnified party under this Section 8 or Section 9 hereof (whether or not the indemnified party is an actual or potential party thereto), unless such settlement, compromise or judgment (i) includes an unconditional release of the indemnified party from all liability arising out of such claim, investigation, action or proceeding and (ii) does not include a statement as to or an admission of fault, culpability or any failure to act, by or on behalf of the indemnified party. If at any time an indemnified party shall have requested in writing an indemnifying party to reimburse the indemnified party for any fees and expenses as contemplated by this Section 8(c), then the indemnifying party agrees that it shall be liable for any settlement of any proceeding effected without its written consent if (i) such settlement is entered into more than 60 business days after receipt by such indemnifying party of the aforesaid request, (ii) such indemnifying party shall not have fully reimbursed the indemnified party in accordance with such request prior to the date of such settlement and (iii) such indemnified party shall have given the indemnifying party at least 30 days’ prior written notice of its intention to settle.

(d)

Provided that such Non-Canadian Underwriter has not terminated and cancelled its obligations to the Company in accordance with this Agreement, each Non-Canadian Underwriter agrees that if any losses, claims, damages or liabilities, joint or several (collectively, the “Claims”) are suffered by an indemnified party as contemplated by Section 8(a) (and such Claims did not include such Non-Canadian Underwriter on the basis that it did not sign the underwriters’ certificate to the Canadian Prospectus or the Canadian Prospectus Supplement and such Claims would have included such Non-Canadian Underwriter if it had signed such certificate) under Section 130 of the Securities Act (Ontario) or the equivalent provisions of Canadian Securities Laws in the other Canadian Jurisdictions based upon a misrepresentation or alleged misrepresentation within the meaning of applicable Canadian Securities Laws in the Canadian Prospectus or Canadian Prospectus Supplement, and such indemnified party is determined by a court of competent jurisdiction or other governmental authority in a final judgment or decision from which no appeal can be made to be liable pursuant to such laws in respect of such Claims and such indemnified party does pay such Claims (the “Liability Amount”), then such Non-Canadian Underwriter shall indemnify on a several basis, and not a joint or joint and several basis, such indemnified party from and against the Liability Amount for such Non-Canadian Underwriter’s pro rata share of such Liability Amount, on the basis of and assuming that such Non-Canadian Underwriters had signed the underwriters’ certificate to the Canadian Prospectus or the Canadian Prospectus Supplement, but only to the extent of its underwriting obligation under Schedule A hereto. Each Non-Canadian Underwriter shall further indemnify such indemnified party, without regard to the final outcome of any such Claims, for such Non-Canadian Underwriter’s pro rata share of any legal and other expenses reasonably incurred and paid by such indemnified party in connection with the investigation or defence of any such Claims (the “Indemnified Expenses”). For the purposes of determining the aggregate amount that the applicable Non-Canadian Underwriter is obligated to indemnify all other indemnified parties, “pro rata” will be based on the percentage of Initial Units set forth opposite its name in Schedule A hereto as compared to the total number of Initial Units. For the avoidance of doubt, the maximum aggregate amount which a Non-Canadian Underwriter is required to indemnify the other indemnified parties under this Section 8(d) shall be the lesser of (i) the percentage of the total of the Liability Amount and Indemnified Expenses equal to the percentage of Initial Units set forth opposite such Non-Canadian Underwriter’s name in Schedule A hereto as compared to the total number of Initial Units and (ii) the total public offering price of the Initial Units and Additional Securities such Non-Canadian Underwriter is required to place or purchase under Schedule A hereto. The amount payable by a Non-Canadian Underwriter to the indemnified parties pursuant to this Section 8(d) shall be reduced to the extent that such Non-Canadian Underwriter is required to pay damages directly to plaintiffs under Canadian Securities Laws in connection with the Claim or Claims that are the subject matter of the indemnification being sought. Further, a Non-Canadian Underwriter will only be required to make payment to an indemnified party pursuant to this Section 8(d) if (i) such indemnified party has used reasonable commercial efforts to be reimbursed for the Liability Amount and Indemnified Expenses pursuant to this Section 8(d) but has not been fully reimbursed and (ii) it has not been determined (either by a court of competent jurisdiction in a final judgment from which no appeal can be made or by acknowledgement of the indemnified party) that the Claim resulting in the Liability Amount and Indemnified Expenses was caused by or resulted from the fraud, fraudulent misrepresentation, gross negligence or wilful misconduct of such indemnified party and to the extent that a court of competent jurisdiction in a final judgment from which no appeal can be made determines, or the indemnified party acknowledges, that such Claim to which such indemnified party is subject was caused by or resulted from the fraud, fraudulent misrepresentation, gross negligence or wilful misconduct of such indemnified party then such indemnified party shall promptly reimburse to such Non-Canadian Underwriter any Indemnified Expenses. If any Claim is asserted against any indemnified party that is or may be subject to indemnification under this Section 8(d), the indemnified party will notify the Non-Canadian Underwriters in writing as soon as possible of the particulars of such Claim (but the omission so to notify the applicable Non-Canadian Underwriters of any potential Claim shall not relieve it from any liability which it may have to any indemnified party and any omission so to notify a Non-Canadian Underwriter of any actual Claim shall affect its liability only to the extent that such Non-Canadian Underwriter is actually and materially prejudiced by that failure). Each Non- Canadian Underwriter agrees that, to the extent it is not a party to such Claim, the other Underwriters will be entitled to conduct the defence of any such action or proceeding brought to enforce such Claim, and such Non-Canadian Underwriter’s liability hereunder shall not be reduced in any way based upon the conduct of such defence unless the indemnified parties are determined to be grossly negligent (by a court of competent jurisdiction in a final judgment from which no appeal can be made) in conducting such defence. The Underwriters shall provide the Non-Canadian Underwriters with notice of any material developments in the action or proceeding. With respect to any indemnified party who is not a party to this Agreement, the Underwriters other than the Non-Canadian Underwriters shall obtain and hold the rights and benefits of this Section 8(d) in trust for and on behalf of such indemnified party.

Section 9 Contribution.

(1)

In order to provide for contribution in circumstances in which the indemnification provided for in Section 8 hereof is for any reason held to be unavailable from any indemnifying party or is insufficient to hold harmless a party indemnified thereunder, the Company and the Underwriters shall contribute to the aggregate losses, claims, damages, liabilities and expenses of the nature contemplated by such indemnification provision (including any investigation, legal and other expenses incurred in connection with, and any amount paid in settlement of, any action, suit or proceeding or any claims asserted, but after deducting in the case of losses, claims, damages, liabilities and expenses suffered by the Company, any contribution received by the Company from persons, other than the Underwriters, who may also be liable for contribution, including persons who control the Company within the meaning of Section 12 of the Securities Act or Section 17 of the Exchange Act, officers of the Company who signed the Canadian Prospectuses and the Registration Statement and each director of the Company) as incurred to which the Company and one or more of the Underwriters may be subject, in such proportions as is appropriate to reflect the relative benefits received by the Company and the Underwriters from the Offering or, if such allocation is not permitted by applicable law, in such proportions as are appropriate to reflect not only the relative benefits referred to above but also the relative fault of the Company and the Underwriters in connection with the statements or omissions which resulted in such losses, claims, damages, liabilities or expenses, as well as any other relevant equitable considerations. The relative benefits received by the Company and the Underwriters shall be deemed to be in the same proportion as (x) the total proceeds from the Offering (net of underwriting discounts and commissions but before deducting expenses) received by the Company bears to (y) the underwriting discount or commissions received by the Underwriters, in each case as set forth in the table on the cover page of the U.S. Prospectus. The relative fault of each of the Company and the Underwriters shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company or the Underwriters and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The Company and the Underwriters agree that it would not be just and equitable if contribution pursuant to this Section 9 were determined by pro rata allocation (even if the Underwriters were treated as one entity for such purpose) or by any other method of allocation which does not take account of the equitable considerations referred to above in this Section 9. The aggregate amount of losses, liabilities, claims, damages and expenses incurred by an indemnified party and referred to above in this Section 9 shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in investigating, preparing or defending against any litigation, or any investigation or proceeding by any judicial, regulatory or other legal or governmental agency or body, commenced or threatened, or any claim whatsoever based upon any such untrue or alleged untrue statement or omission or alleged omission. Notwithstanding the provisions of this Section 9, (i) no Underwriter shall be required to contribute any amount in excess of the amount by which the discounts and commissions applicable to the Units underwritten by it and distributed to the public exceeds the amount of any damages which such Underwriter has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission and (ii) no person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. For purposes of this

Section 9, each person, if any, who controls an Underwriter within the meaning of Section 12 of the Securities Act or Section 17 of the Exchange Act shall have the same rights to contribution as such Underwriter, and each person, if any, who controls the Company within the meaning of Section 12 of the Securities Act or Section 17 of the Exchange Act, and each officer and director of the Company shall have the same rights to contribution as the Company subject in each case to clause (i) of the immediately preceding sentence. Any party entitled to contribution will, promptly after receipt of notice of commencement of any action, suit or proceeding against such party in respect of which a claim for contribution may be made against another party or parties, notify each party or parties from whom contribution may be sought, but the omission to so notify such party or parties shall not relieve the party or parties from whom contribution may be sought from any obligation it or they may have under this Section 9 or otherwise. The obligations of the Underwriters to contribute pursuant to this Section 9 are several in proportion to the respective number of Units to be purchased by each of the Underwriters hereunder and not joint.

Section 10 Underwriter Default.

If any Underwriter or Underwriters shall default in or terminate its or their obligation to purchase Initial Units or Additional Securities hereunder, and if the Initial Units or Additional Securities with respect to which such default or termination relates (the “Specified Units”) do not (after giving effect to arrangements, if any, made by the Lead Underwriters pursuant to subsection (b) below) exceed in the aggregate 10% of the number of Initial Units or Additional Securities, each non-defaulting Underwriter, acting severally and not jointly, agrees to purchase that number of Specified Units that bears the same proportion of the total number of Specified Units then being purchased as the number of Initial Units set forth opposite the name of such Underwriter in Schedule A hereto bears to the aggregate number of Initial Units set forth opposite the names of the non-defaulting or non-terminating Underwriters, subject, however, to such adjustments to eliminate fractional units as the Lead Underwriters in its sole discretion shall make.

(a)

In the event that the aggregate number of Specified Units exceeds 10% of the number of Initial Units or Additional Securities, as the case may be, the Lead Underwriters may in their discretion arrange for themselves or for another party or parties (including any non- defaulting or non-terminating Underwriter or Underwriters who so agree) to purchase the Specified Units on the terms contained herein. In the event that within five calendar days after such a default or termination, the Lead Underwriters do not arrange for the purchase of the Specified Units as provided in this Section 10, this Agreement or, in the case of a default or termination with respect to the Additional Securities, the obligations of the Underwriters to purchase and of the Company to sell the Additional Securities, shall thereupon terminate, without liability on the part of the Company with respect thereto (except in each case as provided in Section 6, Section 8, Section 9 and Section 11) or the non-defaulting or non-terminating Underwriters, but nothing in this Agreement shall relieve a defaulting Underwriter or Underwriters of its or their liability, if any, to the other Underwriters and the Company for damages occasioned by its or their default hereunder.

(b)

In the event that any Specified Units are to be purchased by the non-defaulting or non-terminating Underwriters, or are to be purchased by another party or parties as aforesaid, the Lead Underwriters and the Company shall have the right to postpone the Closing Date or Additional Closing Date, as the case may be for a period, not exceeding five business days, in order to effect whatever changes may thereby be made necessary in the Registration Statement or the Prospectuses or in any other documents and arrangements, and the Company agrees to file promptly any amendment or supplement to the Registration Statement or the Prospectuses which, in the opinion of Underwriters’ Counsel, may thereby be made necessary or advisable. The term “Underwriter” as used in this Agreement shall include any party substituted under this Section 10 with like effect as if it had originally been a party to this Agreement with respect to such Initial Units and Additional Securities.

Section 11 Survival of Representations and Agreements.

All representations and warranties, covenants and agreements of the Underwriters and the Company contained in this Agreement or in certificates of officers of the Company or any Subsidiary submitted pursuant hereto, including the covenants of the Company contained in Section 4, covenants of the Underwriters contained in Section 5, the indemnity agreements contained in Section 8 and the contribution agreements contained in Section 9, shall remain operative and in full force and effect regardless of any investigation made by or on behalf of any Underwriter or any controlling person thereof or by or on behalf of the Company, any of its officers and directors or any controlling person thereof, and shall survive delivery of and payment for the Units to and by the Underwriters. The representations contained in Section 1 and the agreements contained in Section 6, Section 8, Section 9, Section 11, Section 15 and Section 16 hereof shall survive any termination of this Agreement, including termination pursuant to Section 7 or Section 12 hereof.

Section 12 Effective Date of Agreement; Termination.

(a)	This Agreement shall become effective when the parties hereto have executed and delivered this Agreement.

(b)

Each Underwriter shall have the right to terminate this Agreement at any time prior to the Closing Date or to terminate the obligations of such Underwriter to purchase the Additional Securities at any time prior to the Additional Closing Date, as the case may be, if, at or after the Applicable Time, (i) any domestic or international event or act or occurrence has materially disrupted, or in the opinion of an Underwriter will in the immediate future materially disrupt, the market, settlement, payment or clearance services for the Company’s securities or securities in general; (ii) trading in the Company’s common shares shall have been suspended by the Commission, the Canadian Qualifying Authorities, the TSX or the NYSE or trading in securities generally on the TSX or the NYSE shall have been suspended or been made subject to material limitations, or minimum or maximum prices for trading shall have been fixed, or maximum ranges for prices for securities shall have been required, on the NYSE or TSX or by order of the Commission or any other governmental authority having jurisdiction; (iii) a banking moratorium has been declared by any U.S. state or U.S. or Canadian federal authority or any material disruption in commercial banking or securities settlement or clearance services shall have occurred; (iv) any downgrading shall have occurred in the Company’s corporate credit rating or the rating accorded the Company’s debt securities by any “nationally recognized statistical rating organization” (as that term is defined in Section 3(a)(62) of the Exchange Act) or any such organization shall have publicly announced that it has under surveillance or review, with possible negative implications, its rating of any of the Company’s debt securities or any notice or announcement shall have been given or made of any watch, review or possible change that does not indicate an affirmation or improvement in the rating accorded; (v) any inquiry, investigation or proceeding in relation to the Company or its directors or officers, whether formal or informal, is commenced, announced, or threatened, which, in the opinion of an Underwriter, acting in good faith, would reasonably be expected to have a Material Adverse Effect; (vi) any law or regulation under or pursuant to any statute of Canada or of any province or territory thereof, or of the United States or any state or territory thereof, is promulgated or changed which in the opinion of an Underwriter, acting in good faith, operates to prevent or materially restrict the distribution or trading of the Units or which, in the opinion of an Underwriter, acting in good faith, would reasonably be expected to have a Material Adverse Effect, including as to the market price or value of the Units; (vii) there is, in the opinion of an Underwriter, acting in good faith, a material change or a change in any material fact or a new material fact arises that would reasonably be expected to have a Material Adverse Effect, including as to the market price or value of the Units; (viii) the Company is in breach of any material term, condition, or covenant of this Agreement or any representation or warranty given by the Company in this Agreement is false or becomes false in any material respect; or (ix) there shall have developed, occurred or come into effect or existence any event, action, state, or condition or any action, law or regulation, inquiry, including, without limitation, terrorism, accident or major financial, political or economic occurrence of national or international consequence, any escalation in the severity of the COVID-19 pandemic from the date of this Agreement or any action, government, law, regulation, inquiry or other occurrence of any nature, which, in the reasonable opinion of an Underwriter, makes it impracticable or inadvisable to proceed with the Offering, sale and delivery of the Initial Units or the Additional Securities, as the case may be, on the terms and in the manner contemplated by the Prospectuses.

(c)	Any notice of termination pursuant to this Section 12 shall be in writing.

(d)

If this Agreement shall be terminated pursuant to any of the provisions hereof, or if the sale of the Units provided for herein is not consummated because any condition to the obligations of the Underwriters set forth herein is not satisfied or because of any refusal, inability or failure on the part of the Company to perform any agreement herein or comply with any provision hereof, the Company will, subject to demand by the Underwriters, reimburse the Underwriters for all reasonable out-of-pocket expenses (including the reasonable fees and expenses of their counsel), incurred by the Underwriters in connection herewith.

Section 13 Notices.

(a)	Unless otherwise expressly provided in this Agreement, any notice or other communication to be given under this Agreement (a “notice”) shall be in writing addressed as follows:

(i)	if to an Underwriter, addressed and sent in accordance with the details noted below:

c/o Canaccord Genuity Corp.

Brookfield Place, TD Tower

181 Bay Street, Suite 3100, P.O. Box 516

Toronto, Ontario, M5J 2S1

Attention:	Steve Winokur
Email:	swinokur@cgf.com

And

c/o Canaccord Genuity LLC

99 High Street

Boston, Massachusetts 02110

United States

Attention:	Tom Pollard
Email:	tpollard@cgf.com

And

A.G.P. Alliance Global Partners

590 Madison Avenue, 28th Floor

New York, NY 10022

United States

Attention:	Thomas Higgins
E-mail:	thiggins@allianceg.com

And

AltaCorp Capital Inc.

66 Wellington Street West, Suite 3530

Toronto, ON M5K 1A1

Canada

Attention:	Adam Carlson
E-mail:	acarlson@altacorpcapital.com

And

BMO Nesbitt Burns Inc.

100 King Street West, 3rd Floor

Toronto, Ontario M5X 1H3

Attention:	Ian Kilimnik
E-mail:	ian.kilimnik@bmo.com

and in each case with a copy (which shall not constitute notice) sent to:

Stikeman Elliott LLP

5300 Commerce Court West

199 Bay Street

Toronto, Ontario

M5L 1B9

Attention:	Martin Langlois
E-mail:	mlanglois@stikeman.com

(ii)	if to the Company, addressed and sent to:

3000 Solandt Road

Ottawa, Ontario

K2K 2X2

Attention:	Sébastien St-Louis, President and CEO
Email:	sebastien@hexo.com

with a copy (which shall not constitute notice) sent to:

DLA Piper (Canada) LLP

1 First Canadian Place, Suite 6000

Toronto, Ontario, M5X 1B8

Attention:	Vaughn MacLellan
Email:	vaughn.maclellan@dlapiper.com

(b)	Each notice shall be personally delivered to the addressee or sent by e-mail to the addressee and:

(i)

a notice that is personally delivered shall, if delivered on a business day, be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first business day following the day on which it is delivered; and

(ii)	a notice that is sent by e-mail shall be deemed to be given and received on the first business day following the day on which it is sent.

Section 14 Parties.

This Agreement shall inure solely to the benefit of, and shall be binding upon, the Underwriters and the Company and the controlling persons, directors, officers, employees and agents referred to in Section 8 and Section 9 hereof, and their respective successors and assigns, and no other person shall have or be construed to have any legal or equitable right, remedy or claim under or in respect of or by virtue of this Agreement or any provision herein contained. This Agreement and all conditions and provisions hereof are intended to be for the sole and exclusive benefit of the parties hereto and said controlling persons and their respective successors, officers, directors, heirs and legal representatives, and it is not for the benefit of any other person, firm or corporation. The term “successors and assigns” shall not include a purchaser, in its capacity as such, of Units from any of the Underwriters.

Section 15 Governing Law and Jurisdiction; Waiver of Jury Trial.

This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. The Company irrevocably (a) submits to the jurisdiction of any court of the Province of Ontario (each an “Ontario Court”) for the purpose of any suit, action, or other proceeding arising out of this Agreement, or any of the agreements or transactions contemplated by this Agreement, the Registration Statement and the Prospectuses (each, a “Proceeding”), (b) agrees that all claims in respect of any Proceeding may be heard and determined in any Ontario Court, (c) waives, to the fullest extent permitted by law, any immunity from jurisdiction of any Ontario Court or from any legal process therein, (d) agrees not to commence any Proceeding other than in an Ontario Court, and (e) waives, to the fullest extent permitted by law, any claim that such Proceeding is brought in an inconvenient forum. THE COMPANY (ON BEHALF OF ITSELF AND, TO THE FULLEST EXTENT PERMITTED BY LAW, ON BEHALF OF ITS RESPECTIVE EQUITY HOLDERS AND CREDITORS) HEREBY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY CLAIM BASED UPON, ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, THE REGISTRATION STATEMENT AND THE PROSPECTUS.

Section 16 Judgment Currency.

If for the purposes of obtaining judgment in any court it is necessary to convert a sum due hereunder into any currency other than Canadian dollars, the parties hereto agree, to the fullest extent that they may effectively do so, that the rate of exchange used shall be the rate at which in accordance with normal banking procedures the Underwriters could purchase Canadian dollars with such other currency in Toronto, Ontario on the business day preceding that on which final judgment is given. The obligations of the Company in respect of any sum due from it to any Underwriter shall, notwithstanding any judgment in any currency other than Canadian dollars, not be discharged until the first business day, following receipt by such Underwriter of any sum adjudged to be so due in such other currency, on which (and only to the extent that) such Underwriter may in accordance with normal banking procedures purchase Canadian dollars with such other currency; if the Canadian dollars so purchased are less than the sum originally due to such Underwriter hereunder, the Company agrees, as a separate obligation and notwithstanding any such judgment, to indemnify such Underwriter against such loss. If the Canadian dollars so purchased are greater than the sum originally due to such Underwriter hereunder, such Underwriter agrees to pay to the Company an amount equal to the excess of the Canadian dollars so purchased over the sum originally due to such Underwriter hereunder.

Section 17 Underwriter Information

The parties acknowledge and agree that, for purposes of Section 1(c), Section 1(d), Section 1(e), Section 1(g) and Section 8 hereof, the information provided by or on behalf of any Underwriter consists solely of the material included in paragraph 11 under the caption “Plan of Distribution” in the Prospectuses, only insofar as such statements relate to stabilization activities that may be undertaken by any Underwriter.

Section 18 Currency

Unless otherwise stated, all dollar amounts and references to “$” in this Agreement refer to the lawful currency of Canada. All references to “US$” are to the lawful currency of the United States.

Section 19 No Fiduciary Relationship.

The Company hereby acknowledges that the Underwriters are acting solely as underwriters in connection with the purchase and sale of the Company’s securities contemplated hereby. The Company further acknowledges that the Underwriters are acting pursuant to a contractual relationship created solely by this Agreement entered into on an arm’s length basis, and in no event do the parties intend that the Underwriters act or be responsible as a fiduciary to the Company, its respective management, shareholders or creditors or any other person in connection with any activity that the Underwriters may undertake or have undertaken in furtherance of such purchase and sale of the Company’s securities, either before or after the date hereof. The Underwriters hereby expressly disclaim any fiduciary or similar obligations to the Company, either in connection with the transactions contemplated by this Agreement or any matters leading up to such transactions, and the Company hereby confirms its respective understanding and agreement to that effect. The Company and the Underwriters agree that they are each responsible for making their own independent judgments with respect to any such transactions and that any opinions or views expressed by the Underwriters to the Company regarding such transactions, including, but not limited to, any opinions or views with respect to the price or market for the Company’s securities, do not constitute advice or recommendations to the Company. The Company and the Underwriters agree that the Underwriters are acting as principal and not the agent or fiduciary of the Company and no Underwriter has assumed, and no Underwriter will assume, any advisory responsibility in favor of the Company with respect to the transactions contemplated hereby or the process leading thereto (irrespective of whether any Underwriter has advised or is currently advising the Company on other matters). The Company hereby waives and releases, to the fullest extent permitted by law, any claims that the Company may have against the Underwriters with respect to any breach or alleged breach of any fiduciary, advisory or similar duty to the Company in connection with the transactions contemplated by this Agreement or any matters leading up to such transactions.

Section 20 Counterparts.

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all such counterparts shall together constitute one and the same instrument. Delivery of a signed counterpart of this Agreement by facsimile transmission, email or other electronic means shall constitute valid and sufficient delivery thereof.

Section 21 Headings.

The headings herein are inserted for convenience of reference only and are not intended to be part of, or to affect the meaning or interpretation of, this Agreement.

Section 22 Time is of the Essence.

Time shall be of the essence of this Agreement. As used herein, the term “business day” shall mean any day other than a day on which banks are permitted or required to be closed in Toronto, Ontario or New York, New York.

Section 23 Entire Agreement.

This Agreement, together with any contemporaneous written agreements and any prior written agreements (to the extent not superseded by this Agreement) that relate to the Offering, represents the entire agreement between the Company, on the one hand, and the Underwriters, on the other, with respect to the preparation of the Registration Statement, the Base Prospectuses, the Pricing Prospectus, the Prospectuses, the conduct of the Offering, and the purchase and sale of the Units.

[signature pages follow]

If the foregoing correctly sets forth your understanding, please so indicate in the space provided below for that purpose, whereupon this letter shall constitute a binding agreement among us.

Very truly yours,

HEXO CORP.

By:	(signed) “Sébastien St-Louis”
Sébastien St-Louis President and CEO

Accepted as of the date first above written

CANACCORD GENUITY CORP.

By:	(signed) “Steve Winokur”
Steve Winokur Managing Director

Accepted as of the date first above written

CANACCORD GENUITY LLC

By:	(signed) “Tom Pollard”
Tom Pollard Managing Director, Investment Banking

Accepted as of the date first above written

A.G.P. / ALLIANCE GLOBAL PARTNERS

By:	(signed) “Thomas Higgins”
Thomas Higgins Managing Director, Investment Banking

Accepted as of the date first above written

ALTACORP CAPITAL INC.

By:	(signed) “Adam Carlson”
Adam Carlson Managing Director, Investment Banking

Accepted as of the date first above written

BMO NESBITT BURNS INC.

By:	(signed) “Ian Kilimnik”
Ian Kilimnik Director

Schedule A

Underwriter	Total Number of Initial Units to be Purchased	Number of Additional Units to be Purchased if Option is Fully Exercised
Canaccord Genuity Corp.	19,877,000	2,981,550
Canaccord Genuity LLC	19,877,000	2,981,550
A.G.P. / Alliance Global Partners	5,282,000	792,300
AltaCorp Capital Inc.	5,282,000	792,300
BMO Nesbitt Burns Inc.	5,282,000	792,300

Total	55,600,000	8,340,000

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Schedule B

1.	Sébastien St-Louis

2.	Stephen Burwash

3.	James McMillan

4.	Vincent Chiara

5.	Jason Ewart

6.	Adam Miron

7.	Michael Munzar

8.	Roch Vaillancourt

9.	Dominique Jones

10.	Donald Courtney

B- 1

Annex I

Form of Lock-Up Agreement

May 21, 2020

Canaccord Genuity Corp.

Brookfield Place, TD Tower

181 Bay Street, Suite 3100, P.O. Box 516

Toronto, Ontario, M5J 2S1

Canaccord Genuity Corp.

99 High Street

Boston, Massachusetts 02110

United States

Attention: Steve Winokur and Tom Pollard

Ladies and Gentlemen:

This letter agreement (this “Agreement”) relates to the proposed public offering (the “Offering”) by HEXO Corp., an Ontario corporation (the “Company”), of units (the “Units”). Each Unit shall be comprised of common shares (the “Common Shares”) of the Company and common share purchase warrants (the “Warrants”).

In order to induce you and the other underwriters (the “Underwriters”) to underwrite the Offering, the undersigned hereby agrees that, without the prior written consent of Canaccord Genuity Corp. and Canaccord Genuity LLC (collectively, the “Lead Underwriters”), during the period from the date hereof until sixty (60) days from the Closing Date for the Offering (the “Lock-Up Period”), the undersigned (a) will not, directly or indirectly, offer, sell, agree to offer or sell, solicit offers to purchase, grant any call option or purchase any put option with respect to, pledge, borrow or otherwise dispose of any Relevant Security (as defined below), and (b) will not establish or increase any “put equivalent position” or liquidate or decrease any “call equivalent position” with respect to any Relevant Security (in each case within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder), or otherwise enter into any swap, derivative or other transaction or arrangement that transfers to another, in whole or in part, any economic consequence of ownership of a Relevant Security, whether or not such transaction is to be settled by delivery of Relevant Securities, other securities, cash or other consideration. As used herein “Relevant Security” means the Units, the Common Shares, the Warrants, any other equity security of the Company or any Subsidiary and any security convertible into, or exercisable or exchangeable for, any equity security. Notwithstanding the foregoing, (i) the undersigned may transfer Relevant Securities by bona fide gift, will or intestate succession, and (ii) the undersigned may transfer Relevant Securities to any corporate entity or partnership controlled by the undersigned, provided as to (i) and (ii) above, each resulting transferee of Relevant Securities executes and delivers to you an agreement satisfactory to you certifying that such transferee is bound by the terms of this Agreement and has been in compliance with the terms hereof since the date first above written as if it had been an original party hereto.

This Agreement shall not apply to the exercise of an option to purchase any shares of the Company’s capital stock pursuant to existing security-based compensation plans of the

I - 1

Company. In addition, this Agreement shall not restrict the sale or other disposition of Relevant Securities that are acquired by the undersigned in the open market after the Offering is priced, provided that any such sale or other disposition fully complies with, and is not required to be disclosed or reported under, applicable law (including but not limited to Section 16 under the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder).

The undersigned hereby authorizes the Company during the Lock-Up Period to cause any transfer agent for the Relevant Securities to decline to transfer, and to note stop transfer restrictions on the applicable register and other records relating to, Relevant Securities for which the undersigned is the record holder and, in the case of Relevant Securities for which the undersigned is the beneficial but not the record holder, agrees during the Lock-Up Period to cause the record holder to cause the relevant transfer agent to decline to transfer, and to note stop transfer restrictions on the share register and other records relating to, such Relevant Securities. The undersigned hereby further agrees that, without the prior written consent of the Lead Underwriters, during the Lock-Up Period the undersigned (x) will not file or participate in the filing with the Securities and Exchange Commission of any registration statement, or circulate or participate in the circulation of any preliminary or final prospectus or other disclosure document with respect to any proposed offering or sale of a Relevant Security and (y) will not exercise any rights the undersigned may have to require registration with the Securities and Exchange Commission of any proposed offering or sale of a Relevant Security.

The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Agreement and that this Agreement constitutes the legal, valid and binding obligation of the undersigned, enforceable in accordance with its terms. Upon request, the undersigned will execute any additional documents necessary in connection with enforcement hereof. Any obligations of the undersigned shall be binding upon the successors and assigns of the undersigned from the date first above written.

This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario. Delivery of a signed copy of this letter by facsimile transmission shall be effective as delivery of the original hereof.

Very truly yours,

By:
Name:

I - 2

Annex II

Pricing Terms Included in the Pricing Disclosure Package

Number of Initial Units: 55,600,000

Number of Additional Securities: 8,340,000 Additional Units at the Purchase Price.

Public Offering Price per Unit: C$0.90

Underwriting Commission per Unit (other than President’s List Purchasers): C$0.045

Underwriting Commission per Unit for President’s List Purchasers: C$0.0225

Date of Delivery of Initial Units: May 21, 2020

Use of Proceeds: The net proceeds to the Company from this Offering will be approximately C$50,040,000 (or approximately C$57,546,000 if the Underwriters exercise their over-allotment option in full), after deducting the applicable underwriting commission but before deducting the estimated expenses. The Company intends to use the net proceeds of the Offering for working capital and other general corporate purposes.

Issuer Free Writing Prospectuses

None.

II - 1